Exhibit 99.1

Q3 2017

THIRD QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | SUSTAINABLE GROWTH AND INCOME

VERMILION ENERGY

Vermilion Energy Inc.	2017 Third Quarter Report

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Vermilion Energy Inc.	2017 Third Quarter Report

HIGHLIGHTS

•	Average production of 67,403 boe/d during Q3 2017 was up slightly compared to the prior quarter. Production increases in Canada, Netherlands and the US were largely offset by unplanned downtime at the Corrib project in Ireland.

•	Fund flows from operations (“FFO”) for Q3 2017 was $131 million ($1.08/basic share(1)), a decrease of 11% from the previous quarter. This decrease was primarily due to lower sales in Ireland and Australia, and lower realized commodity prices.

•	In Canada, we drilled 15 (12.8 net) wells and placed 12 (10.4 net) wells on production during the quarter, resulting in quarterly production growth of 10% for the Canadian business unit. Predictable growth across our three core areas in Canada contributed to record quarterly production of approximately 31,500 boe/d, which represents year-over-year growth of 29% relative to Q3 2016, while still generating free cash flow from the Canadian unit.

•	We completed our two (1.0 net) well drilling campaign in the Netherlands during the quarter with the drilling of Eesveen-02 (60% working interest) and Nieuwehorne-02 (42% working interest). The Eesveen-02 well tested at a rate in excess of 18 mmcf/d(2) net and is expected to be brought on production in mid-2018. The Nieuwehorne-02 well encountered 10 metres of gas pay and is currently being prepared for a flow test. In addition, we received ministry authorization to increase production on one of our pools, which came into effect in early September and contributed to a 10% increase in Netherlands production from the previous quarter.

•	In the US, production continued to grow following our three (3.0 net) well program in the first half of the year. Production exceeded 1,000 boe/d in Q3 2017, representing a 16% increase compared to the previous quarter.

•	In Ireland, production from Corrib averaged 49 mmcf/d (8,173 boe/d) in Q3 2017, a 23% reduction from Q2 2017 due to extended downtime following a plant turnaround. Turnaround tasks were completed successfully, but after restarting the plant, unodorized gas was detected in the distribution network resulting in an extended period of downtime. Production at Corrib resumed on October 11th after 21 days of downtime in Q3 and just over 10 days of downtime in Q4. The annualized impact from this downtime, net to Vermilion, is estimated at approximately 900 boe/d.

•	As a result of the Corrib downtime, we are reducing our 2017 average production guidance to 68,000 to 69,000 boe/d, compared to our previous guidance of 69,000 to 70,000 boe/d.

•	Our Board of Directors have formally approved an Exploration and Development (“E&D”) capital budget of $315 million for 2018, with associated production guidance of 74,500 to 76,500 boe/d. The midpoint of our 2018 production guidance is unchanged compared to our previous target, while the projected total E&D capital spend for 2017 and 2018 combined is lower than our previous targets. The 2018 production target results in compound annual growth of 9% for the two-year period from 2017-2018 with a forecasted payout(1) ratio below 100% in both years, based on current strip pricing.

•	Vermilion received a top quartile ranking for 2017 for our industry sector in RobecoSAM’s annual Corporate Sustainability Assessment (“CSA”). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis.
(2)	Eesveen-02 Zechstein 2 carbonate flow test was performed over a two hour period at a wellhead pressure of 1,290 psi with flow rates of 8.3 mmcf/d net and the Eesveen-02 Rotliegend sandstone flow test was performed over a 10 day period at a wellhead pressure of 2,360 psi with flow rates of 10 mmcf/d net resulting in combined production in excess of 18 mmcf/d net to Vermilion. These test results are not necessarily indicative of long-term performance of ultimate recovery.

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Vermilion Energy Inc.	2017 Third Quarter Report

HIGHLIGHTS

	Three Months Ended			Nine Months Ended
($M except as indicated)	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
Financial	2017	2017	2016	2017	2016
Petroleum and natural gas sales	248,505	271,391	232,660	781,497	622,900
Fund flows from operations	130,755	147,123	140,974	421,312	361,209
Fund flows from operations ($/basic share) (1)	1.08	1.22	1.21	3.51	3.14
Fund flows from operations ($/diluted share) (1)	1.07	1.20	1.19	3.45	3.11
Net (loss) earnings	(39,191)	48,264	(14,475)	53,613	(156,019)
Net (loss) earnings ($/basic share)	(0.32)	0.40	(0.12)	0.45	(1.36)
Capital expenditures	91,382	58,875	41,039	246,146	175,526
Acquisitions	20,976	993	10,391	24,589	19,811
Asset retirement obligations settled	1,749	2,120	2,066	6,118	6,290
Cash dividends ($/share)	0.645	0.645	0.645	1.935	1.935
Dividends declared	78,293	77,858	75,465	232,744	222,974
% of fund flows from operations	60%	53%	54%	55%	62%
Net dividends (1)	54,364	48,617	24,553	144,068	73,556
% of fund flows from operations	42%	33%	17%	34%	20%
Payout (1)	147,495	109,612	67,658	396,332	255,372
% of fund flows from operations	113%	75%	48%	94%	71%
Net debt	1,370,995	1,314,766	1,343,923	1,370,995	1,343,923
Ratio of net debt to annualized fund flows from operations	2.6	2.2	2.4	2.4	2.8
Operational
Production
Crude oil and condensate (bbls/d)	27,687	28,525	27,842	27,684	28,483
NGLs (bbls/d)	4,947	3,821	2,478	3,828	2,621
Natural gas (mmcf/d)	208.63	209.36	199.66	209.35	199.90
Total (boe/d)	67,403	67,240	63,596	66,404	64,421
Average realized prices
Crude oil and condensate ($/bbl)	61.47	64.35	56.60	64.58	52.57
NGLs ($/bbl)	23.96	20.98	12.40	23.01	9.67
Natural gas ($/mcf)	4.01	4.75	3.98	4.79	3.76
Production mix (% of production)
% priced with reference to WTI	22%	20%	19%	20%	20%
% priced with reference to AECO	26%	24%	20%	24%	22%
% priced with reference to TTF and NBP	26%	28%	32%	29%	29%
% priced with reference to Dated Brent	26%	28%	29%	27%	29%
Netbacks ($/boe)
Operating netback (1)	26.06	28.72	27.88	28.69	25.75
Fund flows from operations netback	20.87	23.66	23.25	23.34	20.46
Operating expenses	9.87	10.14	9.05	9.80	9.21
Average reference prices
WTI (US $/bbl)	48.20	48.28	44.94	49.47	41.33
Edmonton Sweet index (US $/bbl)	45.32	46.03	42.06	46.57	38.11
Dated Brent (US $/bbl)	52.08	49.83	45.85	51.90	41.77
AECO ($/mmbtu)	1.45	2.78	2.32	2.31	1.85
NBP ($/mmbtu)	6.78	6.52	5.29	7.10	5.69
TTF ($/mmbtu)	6.93	6.74	5.43	7.12	5.58
Average foreign currency exchange rates
CDN $/US $	1.25	1.34	1.31	1.31	1.32
CDN $/Euro	1.47	1.48	1.46	1.45	1.48
Share information ('000s)
Shares outstanding - basic	121,585	120,947	117,386	121,585	117,386
Shares outstanding - diluted (1)	124,453	123,794	120,183	124,453	120,183
Weighted average shares outstanding - basic	121,280	120,514	116,814	120,152	114,975
Weighted average shares outstanding - diluted (1)	122,485	122,660	118,177	121,963	116,221

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the “NON-GAAP FINANCIAL MEASURES” section of Management’s Discussion and Analysis.

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Vermilion Energy Inc.	2017 Third Quarter Report

MESSAGE TO SHAREHOLDERS

We have now set our 2018 budget and have reaffirmed our long-term targets of delivering 5 to 7% production per share growth at a payout ratio of less than 100% under the prevailing commodity strip. Our 2018 budget projects production of 74,500 to 76,500 boe/d on capital investment of $315 million. Production growth for 2018 is projected to be 10% on an absolute basis and 8% on a per share basis.

Achieving our guidance targets is very important to us. Early in 2017, we encountered unexpected permitting difficulties in the Netherlands, and accordingly constructed and implemented a revised investment and production plan that called on other jurisdictions to make up this difference. While the revised plan was successful in generating expected production volumes in our operated business units, we encountered an additional problem in our non-operated Irish unit towards the end of Q3. Downtime at Corrib, following a plant turnaround in September, reduced production by approximately 2,400 boe/d in Q3, and will cost us approximately 900 boe/d on an annualized basis in 2017. This foregone production is impossible to make up by the end of 2017. As a result, we have reduced our 2017 production guidance from a range of 69,000 to 70,000 boe/d to a range of 68,000 to 69,000 boe/d. Nonetheless, we still expect to achieve 2017 year-over-year production growth of approximately 8% in absolute terms, and approximately 3% on a per-share basis. Incorporating our 2018 production guidance implies a compound annual growth rate of approximately 9% for the two-year period from 2017-2018 with a forecasted payout(1) ratio below 100% in both years, based on current strip pricing.

In early September, the French government announced further details on its proposed Climate Plan, and enabling legislation is currently being debated in the French Parliament. The plan contains a number of elements broadly affecting the French economy, including reductions in nuclear power generation and future restrictions on internal combustion engines and hydrocarbon-based fuels for cars. Two previously-announced elements affect the French oil production industry. First, the proposed legislation prohibits the issuance of new exploration concessions in France, although existing exploration concessions may be converted to production concessions in the event of hydrocarbon discoveries. Vermilion is largely unaffected by this change. Our French investment activities are overwhelmingly concentrated in development projects on existing fields in existing production concessions. In a limited set of existing exploration concessions, we do intend to conduct seismic and drilling operations, and in these cases, the proposed legislation allows conversion to production concessions if exploration is successful. Second, the proposed legislation puts a limit on renewals of existing production concessions at 2040, with certain exceptions which may allow for a longer production term. Again, if the time limit on production concession renewals is enacted, we expect an immaterial effect on Vermilion’s production and reserve profile. With respect to the advisability of the proposed changes to French oil production policy, we first point out that Vermilion was designated as a Climate “A” List company by CDP (formerly the Carbon Disclosure Project) in 2016, one of only five energy companies in the world to receive such a designation. In addition, we have several sustainability projects ongoing in France that reduce carbon emissions while simultaneously promoting new industries and economic inclusivity, and intend to implement more sustainability projects over time. Finally, domestic oil production in France has a lower carbon footprint than imported oil. While Vermilion supports and is a part of the long-term energy transition, we believe that the transition is best realized by turning to best-in-class companies such as Vermilion to produce the oil and gas that will still be consumed in the French and world economies.

While operating in Europe has always been more challenging as compared to North America, we have demonstrated throughout our history that the superior return we achieve from our European assets is well worth the additional effort. We have a long track record of profitably increasing our oil and gas production in Europe and we have the appropriate personnel and business practices in place to continue to succeed in this exacting but high return jurisdiction. We believe that the operating and business development franchise that we have established in Europe would be difficult to replicate, and therefore provides us with a significant competitive advantage, which we believe will continue to drive strong growth and high returns for Vermilion and our shareholders in the future. Our European franchise and skill set may in fact become more valuable over time as other companies may elect to exit this demanding region, potentially creating a greater pace of business development opportunity. In the nearer term, we look very much forward to resuming growth in the Netherlands, beginning drilling activities in Central and Eastern Europe (“CEE”), and assuming operatorship of our Corrib project in Ireland.

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Vermilion Energy Inc.	2017 Third Quarter Report

Q3 2017 Review

Vermilion’s Q3 2017 production of 67,403 boe/d was up slightly compared to the prior quarter. Higher production in Canada and the US was achieved through successful drilling programs in the first nine months of the year, while Netherlands production benefited from receipt of permits and reduced turnaround work. Downtime at Corrib significantly offset production growth in other jurisdictions, reducing expected Q3 production by approximately 2,400 boe/d.

Fund flows from operations (“FFO”) for Q3 2017 was $131 million ($1.08/basic share(1)) as compared to $147 million ($1.22/basic share(1)) in Q2 2017. FFO decreased 11% quarter-over-quarter primarily due to unplanned downtime in Ireland, lower Australian sales and a decline in realized commodity prices. Despite this decrease in FFO, our payout(1) ratio for the first nine months of 2017 was 94%.

Europe

We had an active quarter in the Netherlands, which included the completion of our two (1.0 net) well drilling campaign. The Eesveen-02 well (60% working interest) encountered 24 metres of net pay in two separate intervals targeting the Zechstein-2 carbonate and the Rotliegend sandstone. The second well, Nieuwehorne-02 (42% working interest), also targeted two separate intervals, the Zechstein-2 carbonate and the Vlieland sandstone, encountering 10 metres of net pay. The two zones in the Eesveen-02 well were flow tested at a combined rate in excess of 18 mmcf/d(2) net and the well is expected to be brought on production in mid-2018. The Nieuwehorne-02 well is currently being prepared for a flow test. During the quarter, the Ministry of Economic Affairs published its approval for a production rate increase on one of our pools, which became effective in early September. As a result, production in the Netherlands is currently back up to more than 8,000 boe/d and should continue to grow through the balance of the year. We also received additional permits for our 3D seismic survey in the Akkrum and South Friesland III exploration licenses, and have increased the size of the program from 220 square kilometres to 315 square kilometres, with completion of the program expected prior to the end of the year.

In Ireland, production from Corrib averaged 49 mmcf/d (8,173 boe/d) in Q3 2017, a 23% reduction from Q2 2017 due to an extended downtime period following a plant turnaround. Although turnaround tasks were completed successfully, unodorized gas was detected in the distribution network following restart. This resulted in an extended period of downtime to remove the unodorized gas and to implement process changes to ensure that odorant would be continuously injected and monitored in future plant operation. Production at Corrib resumed on October 11th after 21 days of downtime in Q3 and just over 10 days of downtime in Q4. The annualized impact from this downtime, net to Vermilion, is estimated at approximately 900 boe/d.

In Germany, we continue to execute workover and artificial lift optimization operations on the assets acquired from Engie E&P Deutschland GmbH in December 2016. For the second consecutive quarter, production from the acquired assets represented a 10% increase from pre-acquisition levels and contributed to a slight increase in overall business unit production from the previous quarter despite no new drilling activity. Compared to Q3 2016, production has increased by 82% through our acquisition and organic growth activities, and has contributed to a much stronger free cash flow profile for the German Business Unit. Based on current strip pricing, we are forecasting the German business to deliver free cash flow(1) of approximately 65% in 2017.

North America

In Canada, we continued successful execution of our 2017 capital program. During Q3 2017, we drilled or participated in 10 (8.0 net) Mannville wells, two (2.0 net) Cardium wells and three (2.8 net) Midale wells and brought on production seven (5.6 net) Mannville wells, two (2.0 net) Cardium wells and three (2.8 net) Midale wells. All three projects continue to deliver predicable results, driving a 29% increase in year-over-year quarterly production to approximately 31,500 boe/d for the Canadian Business Unit. There was significant third-party maintenance by TCPL in west-central Alberta in the third quarter, with planned and unplanned disruptions restricting available gas capacity on multiple systems. Despite these restrictions, our Canadian Business Unit was able to deliver its growth targets. In addition, during the quarter we executed on $20 million of tuck-in acquisitions, mainly focused on enhancing our Mannville land base in the Drayton Valley and Ferrier areas.

In the United States, production grew 16% quarter-over-quarter as a result of the three (3.0 net) Turner Sand wells drilled in the first quarter, setting the stage for an increased drilling program in 2018. Our 25,500 acre Rex Federal Unit in the northern region of the Turner Sand project was approved by the Bureau of Land Management (“BLM”) in early October, and we received a paying well determination from the BLM for the 24,400 acre Three Horn Federal Unit. This determination eliminates a 180 day continuous drilling obligation and holds the leases within the Three Horn Unit for a minimum of five years, with many of the federal leases within the unit having even longer tenure. These federal units cover the majority of our Turner Sand project, giving us an even lower expiry profile and greater control over the pace and focus of development activities.

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Vermilion Energy Inc.	2017 Third Quarter Report

Sustainability

Vermilion received a top quartile ranking for 2017 for our industry sector in RobecoSAM’s annual Corporate Sustainability Assessment (“CSA”). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices. The RobecoSAM assessment follows earlier recognition of Vermilion’s Sustainability performance, including placement on the CDP Climate “A” List as a global leader in environmental stewardship, top oil and gas company performance in Corporate Knights Future 40 Responsible Corporate Leaders in Canada ranking, and receipt of the French government’s Circular Economy Award for Industrial and Regional Ecology for our geothermal energy partnership in Parentis. We believe the integration of sustainability principles into our business is the right thing to do, increases shareholder returns, enhances our business development opportunities and reduces long-term risks to our business model.

2018 Budget

Our Board of Directors have formally approved an E&D capital budget of $315 million for 2018, with associated production guidance of 74,500 to 76,500 boe/d. The midpoint of our 2018 production guidance is unchanged compared to our previous target, while the projected total E&D capital spend for 2017 and 2018 combined is lower than our previous targets. The 2018 production target results in compound annual growth of 9% for the 2017-2018 two-year period, with a forecasted payout(1) ratio below 100% in both years, based on current strip pricing.

This budget funds development of a number of high-return projects, including investment in all three core areas of Canada, continued development in both the Neocomian and Champotran fields in France, a return to production growth in the Netherlands where we continue to benefit from favorably-priced European natural gas, continued development of our Turner Sands play in the United States, and inaugural drilling in our CEE business unit in the South Battonya license in Hungary.

Our 2018 E&D budget represents the fourth consecutive year of significantly lower capital expenditures and our third consecutive year where E&D capital will be less than 50% of 2014 levels, even though 2018 production rates are expected to be 50% higher than in 2014. Absolute production growth of 10% for 2018 is estimated to translate to per share growth of 7%, based on the midpoint of our production guidance range. Our geographic and commodity diversification allow for a high return capital program even in tempered commodity price environments, and provide the flexibility to respond to changes in individual commodity markets as prices recover.

At current strip prices, Vermilion expects to fully fund 2018 E&D capital expenditures and cash dividends from fund flows from operations. This would represent the third consecutive year of delivering per share production growth at a payout ratio of less than 100%.

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Vermilion Energy Inc.	2017 Third Quarter Report

Europe

Our 2018 E&D budget for France of $73 million is relatively consistent with 2017 investment. Following our successful inaugural 2017 drilling campaign in the Neocomian field, we plan to drill an additional four (4.0 net) wells in the Neocomian fields in the Paris Basin in 2018, with the potential to initiate the drilling program in late 2017. In addition, we expect to drill three (3.0 net) Champotran wells, which includes one (1.0 net) sidetrack step-out well, and continue our ongoing program of workovers and optimizations.

In the Netherlands, our 2018 E&D budget of $35 million represents a 6% increase from 2017. We expect to drill three (1.5 net) exploration wells after completing our successful 2017 two-well (1.0 net) exploration program. We also expect to execute the second phase of our seismic acquisition program.

In Germany, our 2018 E&D capital budget of $14 million represents a 40% increase from our 2017 program. We will continue to invest in optimization projects and other well work on the oil and gas assets acquired at the end of 2016. We expect to commence pre-drilling operations on the operated Burgmoor Z5 development well in 2018, with plans to drill in 2019. We will also continue to advance our permitting, studies and other activities associated with the farm-in agreement we signed in mid-2015.

Our 2018 Central and Eastern Europe capital program of $11 million builds on $8 million of planned 2017 investment. In 2018, we plan to drill our first well (1.0 net) in the South Battonya license in Hungary. We were issued licenses in Ebes and South Battonya in 2014 and 2015 covering 334,000 acres, and we focused our 2017 activities on interpreting 3D seismic in the South Battonya license. In 2018, in addition to drilling in Hungary, we expect to continue pre-drilling investment in our Slovakian and Croatian prospects.

Ireland will continue to be a strong free cash flow contributor in 2018, with a low level of capital investment expected in 2018. We expect to become operator of the Corrib gas field in mid-2018, subject to partner and regulatory approvals and completion of our acquisition, with Canada Pension Plan Investment Board, of Shell E&P Ireland Limited.

North America

We plan to invest approximately $136 million in E&D activities in Canada in 2018, representing a decrease of 5% from the $143 million forecasted for 2017. Because permitting approvals are generally routine and producing infrastructure is generally accessible in western Canada, our Canadian business unit has the ability to ramp capital activity levels up or down in response to corporate needs and capital availability. Our 2017 capital investment program of $143 million represented a 32% increase from initial budget levels as capital activity was increased throughout 2017 to take advantage of this ability to ramp up in a short period of time.

Our Canadian investment program continues to be significantly oil-weighted with all three of our core plays in Canada generating robust economics in the prevailing commodity price environment. In 2018, we expect to drill or participate in 17 (13.8 net) Mannville wells, five (4.2 net) Cardium oil wells in west central Alberta and 16 (15.5 net) Midale light oil wells in southeast Saskatchewan.

In the United States, we expect to drill and complete five (5.0 net) wells targeting the light oil Turner Sand in the Powder River Basin of Wyoming.

Australia

Our 2018 E&D budget of $22 million for Australia will focus on facility maintenance and pre-spending for the 2019 drill campaign.

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Vermilion Energy Inc.	2017 Third Quarter Report

E&D Capital Investment by Country

Country	2018 Budget* ($MM)	2017 Estimate ($MM)	2018 vs. 2017 % Change	2018 Net Wells	2017 Net Wells
Canada	136	143	(5%)	33.5	34.7
France	73	71	3%	7.0	5.0
Netherlands	35	33	6%	1.5	1.0
Germany	14	10	40%	-	-
Ireland	1	1	-	-	-
Australia	22	30	(27%)	-	-
USA	23	19	21%	5.0	3.0
Central and Eastern Europe	11	8	38%	1.0	-
Total E&D Capital Expenditures	315	315	-	48.0	43.7

E&D Capital Investment by Category

Category	2018 Budget* ($MM)	2017 Estimate ($MM)	2018 vs. 2017 % Change
Drilling, completion, new well equipment and tie-in, workovers and recompletions	210	195	8%
Production equipment and facilities	60	70	(14%)
Seismic, studies, land and other	45	50	(10%)
Total E&D Capital Expenditures	315	315	-

* 2018 Budget reflects foreign exchange assumptions of USD/CAD 1.25, CAD/EUR 1.49 and CAD/AUD 0.97.

Our revised production plan by business unit can be found in our November 2017 investor presentation on our website.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows providing additional certainty with regards to the execution of our dividend and capital programs. We currently have 37% of our expected net-of-royalty production hedged for 2018, including 45% of anticipated European natural gas volumes and 38% of anticipated North American gas volumes. At present, we maintain greater torque to oil prices, with 29% of our oil production hedged. We will continue to hedge the 2018 and 2019 periods as suitable opportunities arise.

Organizational Update

Mr. Jenson Tan, currently Director of Business Development, has been promoted to the position of Vice President of Business Development. Mr. Tan joined Vermilion in 2010 and has over 15 years of technical and management experience in international oil and gas. Business development has been a particular strength of Vermilion, and Mr. Tan has played a key role in a number of our important transactions in France, Netherlands, Germany, Canada, Central and Eastern Europe and, most recently, in Ireland. Mr. Tan has a Bachelor of Science degree in Petroleum Engineering from the University of Texas.

(signed “Anthony Marino”)

Anthony Marino

President & Chief Executive Officer

October 26, 2017

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis.
(2)	Eesveen-02 Zechstein 2 carbonate flow test was performed over a two hour period at a wellhead pressure of 1,290 psi with flow rates of 8.3 mmcf/d net and the Eesveen-02 Rotliegend sandstone flow test was performed over a 10 day period at a wellhead pressure of 2,360 psi with flow rates of 10 mmcf/d net resulting in combined production in excess of 18 mmcf/d net to Vermilion. These test results are not necessarily indicative of long-term performance of ultimate recovery.

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Vermilion Energy Inc.	2017 Third Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”), dated October 26, 2017, of Vermilion Energy Inc.’s (“Vermilion”, “We”, “Our”, “Us” or the “Company”) operating and financial results as at and for the three and nine months ended September 30, 2017 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016 and 2015, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and comparative information have been prepared in Canadian dollars, except where another currency is indicated, and in accordance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board (“IASB”).

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “NON-GAAP FINANCIAL MEASURES”.

VERMILION’S BUSINESS

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

This MD&A separately discusses each of our business units in addition to our corporate segment.

CONDENSATE PRESENTATION

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line.  We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane and ethane (collectively “NGLs” for the purposes of this report).

GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d. On July 26, 2017 we announced an increase in our capital expenditure guidance from $295 million to $315 million following the acceleration of 2018 activities in our Canadian business unit. We also adjusted our 2017 annual production guidance on October 30, 2017 to 68,000-69,000 boe/d to reflect an extended downtime period following a plant turnaround at our Corrib asset in Ireland.

We released our 2018 capital budget and related guidance concurrent with the release of our Q3 2017 results.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000
2017 Guidance	July 26, 2017	315	69,000 to 70,000
2017 Guidance	October 30, 2017	315	68,000 to 69,000
2018 Guidance
2018 Guidance	October 30, 2017	315	74,500 to 76,500

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Vermilion Energy Inc.	2017 Third Quarter Report

CONSOLIDATED RESULTS OVERVIEW

	Three Months Ended			% change		Nine Months Ended		% change
	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production
Crude oil and condensate (bbls/d)	27,687	28,525	27,842	(3%)	(1%)	27,684	28,483	(3%)
NGLs (bbls/d)	4,947	3,821	2,478	29%	100%	3,828	2,621	46%
Natural gas (mmcf/d)	208.63	209.36	199.66	-	4%	209.35	199.90	5%
Total (boe/d)	67,403	67,240	63,596	-	6%	66,404	64,421	3%
Sales
Crude oil and condensate (bbls/d)	28,391	29,639	30,111	(4%)	(6%)	27,431	28,474	(4%)
NGLs (bbls/d)	4,947	3,821	2,478	29%	100%	3,828	2,621	46%
Natural gas (mmcf/d)	208.63	209.36	199.66	-	4%	209.35	199.90	5%
Total (boe/d)	68,107	68,355	65,865	-	3%	66,151	64,411	3%
Build (draw) in inventory (mbbls)	(64)	(102)	(209)			69	3
Financial metrics
Fund flows from operations ($M)	130,755	147,123	140,974	(11%)	(7%)	421,312	361,209	17%
Per share ($/basic share)	1.08	1.22	1.21	(11%)	(11%)	3.51	3.14	12%
Net earnings (loss)	(39,191)	48,264	(14,475)	N/A	171%	53,613	(156,019)	N/A
Per share ($/basic share)	(0.32)	0.40	(0.12)	N/A	167%	0.45	(1.36)	N/A
Net debt ($M)	1,370,995	1,314,766	1,343,923	4%	2%	1,370,995	1,343,923	2%
Cash dividends ($/share)	0.645	0.645	0.645	-	-	1.935	1.935	-
Activity
Capital expenditures ($M)	91,382	58,875	41,039	55%	123%	246,146	175,526	40%
Acquisitions ($M)	20,976	993	10,391	2,012%	102%	24,589	19,811	24%
Gross wells drilled	17.00	2.00	6.00			48.00	22.00
Net wells drilled	13.77	1.40	2.08			40.58	13.48

Operational review

•	Consolidated average production during Q3 2017 was up slightly from Q2 2017 as production increases in Canada, driven by continued organic production growth from our Mannville condensate-rich resource play, the Netherlands, and the US were offset by production decreases due to unplanned downtime at the Corrib project in Ireland.
•	Consolidated average production increased by 6% for the three months ended September 30, 2017, versus the comparable period in 2016 as increased production in Canada and Germany offset production decreases in the Netherlands and Ireland. Production increases were primarily driven by continued organic production growth from our Mannville condensate-rich resource play in Canada and incremental volumes from our acquisition in Germany in late 2016. Production decreases were primarily due to permitting restrictions in the Netherlands and unplanned downtime at the Corrib project in Ireland.
•	For the nine months ended September 30, 2017, production increased 3% versus 2016. The production increases in Canada and Germany were coupled with increased production in Ireland as volumes in the prior year were restricted during the commissioning period that occurred in the first half of 2016. These increases were partially offset by decreased production in the Netherlands due to permitting restrictions and lower production in France due to natural declines.
•	For the three months ended September 30, 2017, capital expenditures of $91.4 million related primarily to Canada, France, and the Netherlands. In Canada, capital expenditures of $43.7 million related primarily to the drilling of 15 (12.8 net) wells and associated completion and tie-in activities. In France, capital expenditures of $15.8 million largely related to subsurface and workover programs. In the Netherlands, capital expenditures of $11.6 million related primarily to the drilling of two (1.0 net) wells.

Financial review

Net earnings

•	The net loss for Q3 2017 was $39.2 million ($0.32/basic share), compared to net earnings of $48.3 million ($0.40/basic share) in Q2 2017 and a net loss of $14.5 million ($0.12/basic share) in Q3 2016. The net loss in Q3 2017 largely resulted from a $24.2 million unrealized loss on derivative instruments in Q3 2017, compared to unrealized gains of $22.3 million and $0.3 million in the comparative periods.
•	Unrealized losses and gains on derivative instruments result from mark-to-market accounting based on prevailing commodity prices at each period end. As a result, unrealized gains and losses for all derivative instruments are recognized in current period earnings based on current forward price curves, while the instruments themselves reduce Vermilion’s exposure to commodity prices in future periods.

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Vermilion Energy Inc.	2017 Third Quarter Report

•	The unrealized loss on derivative instruments recognized in Q3 2017 primarily related to crude oil and European natural gas derivative instruments for 2018 and 2019, partially offset by unrealized gains on our North American natural gas derivative instruments for 2018. As at September 30, 2017, our crude oil swaps and collars provide an average Dated Brent floor of $63.38/bbl for 7,250 bbls/d of production in 2018. Our European natural gas swaps and collars provide an average floor of $6.91/mmbtu for 64,380 mmbtu/d of production in 2018 and of $7.06/mmbtu for 41,738 mmbtu/d of production in 2019. Our North American natural gas derivative instruments provide an average floor of $2.61/mmbtu for 39,478 mmbtu/d of production in 2018.
•	Net earnings for the nine months ended September 30, 2017 of $53.6 million ($0.45/basic share) versus a net loss of $156.0 million ($1.36/basic share) for the comparative period in 2016. The change in net earnings primarily resulted from higher revenue and reduced depletion and depreciation expense, in addition to an unrealized gain on derivative instruments and foreign exchange.

Fund flows from operations

•	Generated fund flows from operations of $130.8 million during Q3 2017, a decrease of 11% from Q2 2017. This quarter-over-quarter decrease was driven by lower realized commodity prices for both crude oil and natural gas and lower sales volumes in Australia and Ireland. These decreases were partially offset by higher production in Canada and the Netherlands.
•	Fund flows from operations decreased by 7% for the three months ended September 30, 2017 versus the comparable period in 2016. This decrease was driven by lower sales volumes in Australia, France, and the Netherlands, offset by higher commodity prices and increased production in Canada and Germany. For the nine months ended September 30, 2017, fund flows from operations increased by 17% versus the comparable period in the prior year, driven by higher commodity prices and increased production in Germany, Ireland, and Canada, partially offset by lower production in the Netherlands and lower sales volumes in France.

Net debt

•	Net debt decreased to $1.37 billion as at September 30, 2017 from $1.43 billion at December 31, 2016 as fund flows from operations generated in excess of capital expenditures and net dividends was used to reduce long-term debt.

Dividends

•	Declared dividends of $0.215 per common share per month during the nine months ended September 30, 2017, totalling $1.935 per common share.

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Vermilion Energy Inc.	2017 Third Quarter Report

COMMODITY PRICES

	Three Months Ended			% change		Nine Months Ended		% change
	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Average reference prices
Crude oil
WTI ($/bbl)	60.37	64.92	58.65	(7%)	3%	64.64	54.67	18%
WTI (US $/bbl)	48.20	48.28	44.94	-	7%	49.47	41.33	20%
Edmonton Sweet index ($/bbl)	56.76	61.90	54.89	(8%)	3%	60.85	50.41	21%
Edmonton Sweet index (US $/bbl)	45.32	46.03	42.06	(2%)	8%	46.57	38.11	22%
Dated Brent ($/bbl)	65.22	67.01	59.84	(3%)	9%	67.82	55.25	23%
Dated Brent (US $/bbl)	52.08	49.83	45.85	5%	14%	51.90	41.77	24%
Natural gas
AECO ($/mmbtu)	1.45	2.78	2.32	(48%)	(38%)	2.31	1.85	25%
NBP ($/mmbtu)	6.78	6.52	5.29	4%	28%	7.10	5.69	25%
NBP (€/mmbtu)	4.61	4.41	3.63	5%	27%	4.88	3.85	27%
TTF ($/mmbtu)	6.93	6.74	5.43	3%	28%	7.12	5.58	28%
TTF (€/mmbtu)	4.71	4.56	3.73	3%	26%	4.90	3.78	30%
Henry Hub ($/mmbtu)	3.76	4.28	3.67	(12%)	2%	4.14	3.03	37%
Henry Hub (US $/mmbtu)	3.00	3.18	2.81	(6%)	7%	3.17	2.29	38%
Average foreign currency exchange rates
CDN $/US $	1.25	1.34	1.31	(7%)	(5%)	1.31	1.32	(1%)
CDN $/Euro	1.47	1.48	1.46	(1%)	1%	1.45	1.48	(2%)
Realized prices
Crude oil and condensate ($/bbl)	61.47	64.35	56.60	(4%)	9%	64.58	52.57	23%
NGLs ($/bbl)	23.96	20.98	12.40	14%	93%	23.01	9.67	138%
Natural gas ($/mmbtu)	4.01	4.75	3.98	(16%)	1%	4.79	3.76	27%
Total ($/boe)	39.66	43.63	38.40	(9%)	3%	43.27	35.29	23%

Crude oil

•	Crude oil prices were volatile throughout Q3 2017. Early in the third quarter, WTI was near 2017 year-to-date lows and then increased 15% throughout the quarter. This resulted in an average price of US$48.20/bbl, relatively consistent with the US$48.28/bbl average price for WTI in Q2 2017. Likewise, Dated Brent increased over 17% during Q3 2017 to average the quarter at US$52.08/bbl, 5% higher than Q2 2017. The increase in crude oil prices through Q3 2017 was a result of tightening fundamentals, with changes in both supply and demand contributing to the rebalancing.
•	During Q3 2017, Dated Brent crude oil averaged a premium to WTI of US$3.88/bbl and a premium to the Edmonton Sweet index of US$6.76/bbl. Approximately 63% of our crude oil and condensate production during Q3 2017 benefited from this premium pricing. As a result, our third quarter consolidated crude oil and condensate realized price of $61.47/bbl was $1.10/bbl higher than the Canadian dollar WTI average price and $4.71/bbl higher than the Canadian dollar Edmonton Sweet index price, representing premiums of approximately 2% and 8%, respectively.

Natural gas

•	Despite the hot summer weather in Western Canada, AECO gas prices fell by 48% quarter-over-quarter as demand was offset by rising supply, lower net exports, and pipeline restrictions caused by both planned and unplanned maintenance.
•	Following a similar pattern to crude oil, European natural gas prices started lower and rallied higher throughout the quarter, resulting in consistent quarter-over-quarter average pricing. This increase was largely due to lower continental Europe gas production, planned and unplanned maintenance impacting Norwegian supply, and a year-over-year deficit in gas-in-storage. However, these gains were limited by overall weaker power demand and an increase in Russian exports to Europe.
•	During Q3 2017, average European gas prices were $6.86/mmbtu, which was a $5.41/mmbtu premium to AECO and a $3.10/mmbtu premium to Henry Hub pricing. We receive this premium pricing on our natural gas production in Europe, which made up nearly 50% of our natural gas production during Q3 2017. As a result, our third quarter consolidated realized natural gas price of $4.01/mmbtu represented a $2.56/mmbtu premium to AECO and a $0.25/mmbtu premium to Henry Hub Pricing.

Foreign exchange

•	As a result of two separate overnight rate hikes by the Bank of Canada in Q3 2017, the Canadian dollar strengthened relative to the US dollar but was relatively flat against the Euro.
•	The strengthening of the Canadian dollar against the US dollar resulted in lower crude oil prices in Canadian dollar terms.

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Vermilion Energy Inc.	2017 Third Quarter Report

FUND FLOWS FROM OPERATIONS

	Three Months Ended						Nine Months Ended
	Sep 30, 2017		Jun 30, 2017		Sep 30, 2016		Sep 30, 2017		Sep 30, 2016
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	248,505	39.66	271,391	43.63	232,660	38.40	781,497	43.27	622,900	35.29
Royalties	(16,994)	(2.71)	(17,736)	(2.85)	(12,969)	(2.14)	(50,935)	(2.82)	(39,285)	(2.23)
Petroleum and natural gas revenues	231,511	36.95	253,655	40.78	219,691	36.26	730,562	40.45	583,615	33.06
Transportation	(10,800)	(1.72)	(10,843)	(1.74)	(9,696)	(1.60)	(31,462)	(1.74)	(29,946)	(1.70)
Operating	(61,832)	(9.87)	(63,074)	(10.14)	(54,825)	(9.05)	(177,027)	(9.80)	(162,569)	(9.21)
General and administration	(12,114)	(1.93)	(13,167)	(2.12)	(12,295)	(2.03)	(38,432)	(2.13)	(41,365)	(2.34)
PRRT	(4,345)	(0.69)	(6,468)	(1.04)	272	0.04	(16,247)	(0.90)	-	-
Corporate income taxes	(3,092)	(0.49)	(4,047)	(0.65)	(3,546)	(0.59)	(14,618)	(0.81)	(12,270)	(0.70)
Interest expense	(13,400)	(2.14)	(15,508)	(2.49)	(14,150)	(2.34)	(43,603)	(2.41)	(42,547)	(2.41)
Realized gain on derivatives	8,723	1.39	5,342	0.86	13,532	2.23	12,214	0.68	63,456	3.60
Realized foreign exchange (loss) gain	(4,110)	(0.66)	981	0.16	2,073	0.34	(583)	(0.03)	2,750	0.16
Realized other income (expense)	214	0.03	252	0.04	(82)	(0.01)	508	0.03	85	-
Fund flows from operations	130,755	20.87	147,123	23.66	140,974	23.25	421,312	23.34	361,209	20.46

The following table shows a reconciliation of the change in fund flows from operations:

($M)	Q3/17 vs. Q2/17	Q3/17 vs. Q3/16	2017 vs. 2016
Fund flows from operations - Comparative period	147,123	140,974	361,209
Sales volume variance:
Canada	9,334	17,247	7,938
France	1,283	(6,542)	(20,076)
Netherlands	2,051	(6,211)	(21,783)
Germany	1,117	8,103	23,099
Ireland	(8,137)	(4,479)	17,104
Australia	(10,488)	(12,926)	(3,394)
United States	636	2,329	3,409
Pricing variance on sales volumes:
WTI	(6,278)	1,320	31,796
AECO	(9,434)	(5,173)	16,676
Dated Brent	(1,643)	10,769	57,680
TTF and NBP	(1,327)	11,408	46,148
Changes in:
Royalties	742	(4,025)	(11,650)
Transportation	43	(1,104)	(1,516)
Operating	1,242	(7,007)	(14,458)
General and administration	1,053	181	2,933
PRRT	2,123	(4,617)	(16,247)
Corporate income taxes	955	454	(2,348)
Interest	2,108	750	(1,056)
Realized derivatives	3,381	(4,809)	(51,242)
Realized foreign exchange	(5,091)	(6,183)	(3,333)
Realized other income	(38)	296	423
Fund flows from operations - Current period	130,755	130,755	421,312

Please see CONSOLIDATED RESULTS OVERVIEW for a discussion of the key variances for the periods presented.

Fluctuations in fund flows from operations may occur as a result of changes in commodity prices and costs to produce petroleum and natural gas. In addition, fund flows from operations may be significantly affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

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Vermilion Energy Inc.	2017 Third Quarter Report

CANADA BUSINESS UNIT

Overview

•	Production and assets focused in West Pembina near Drayton Valley, Alberta and Northgate in southeast Saskatchewan.
•	Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:
•	Cardium light oil (1,800m depth) - in development phase
•	Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase
•	Duvernay condensate-rich gas (3,200 - 3,400m depth) - in appraisal phase with no investment at present
•	Southeast Saskatchewan light oil development:
•	Primary target is the Mississippian Midale formation (1,400 - 1,700m depth)
•	Secondary targets of Mississippian Frobisher (1,400 - 1,700m depth) and Devonian Bakken/Three Forks (2,000 - 2,100m depth)

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
Canada business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production and sales
Crude oil and condensate (bbls/d)	9,288	9,205	8,984	1%	3%	8,831	9,582	(8%)
NGLs (bbls/d)	4,891	3,745	2,448	31%	100%	3,776	2,589	46%
Natural gas (mmcf/d)	103.92	93.68	77.62	11%	34%	94.52	87.37	8%
Total (boe/d)	31,499	28,563	24,368	10%	29%	28,360	26,732	6%
Production mix (% of total)
Crude oil and condensate	29%	32%	37%			31%	36%
NGLs	16%	13%	10%			13%	10%
Natural gas	55%	55%	53%			56%	54%
Activity
Capital expenditures	43,746	20,599	10,421	112%	320%	121,802	45,811	166%
Acquisitions	19,712	935	10,380			21,223	11,931
Gross wells drilled	15.00	1.00	4.00			38.00	18.00
Net wells drilled	12.75	0.40	1.20			31.56	10.60
Financial results
Sales	77,238	83,643	64,453	(8%)	20%	236,381	182,294	30%
Royalties	(6,653)	(8,805)	(4,817)	(24%)	38%	(23,957)	(14,085)	70%
Transportation	(4,485)	(3,944)	(3,978)	14%	13%	(12,532)	(11,888)	5%
Operating	(22,071)	(19,347)	(15,579)	14%	42%	(58,088)	(53,382)	9%
General and administration	(2,239)	(3,127)	(3,010)	(28%)	(26%)	(7,064)	(9,791)	(28%)
Fund flows from operations	41,790	48,420	37,069	(14%)	13%	134,740	93,148	45%
Netbacks ($/boe)
Sales	26.65	32.18	28.75	(17%)	(7%)	30.53	24.89	23%
Royalties	(2.30)	(3.39)	(2.15)	(32%)	7%	(3.09)	(1.92)	61%
Transportation	(1.55)	(1.52)	(1.77)	2%	(12%)	(1.62)	(1.62)	-
Operating	(7.62)	(7.44)	(6.95)	2%	10%	(7.50)	(7.29)	3%
General and administration	(0.77)	(1.20)	(1.34)	(36%)	(43%)	(0.91)	(1.34)	(32%)
Fund flows from operations netback	14.41	18.63	16.54	(23%)	(13%)	17.41	12.72	37%
Realized prices
Crude oil and condensate ($/bbl)	57.15	62.46	53.96	(9%)	6%	61.26	49.75	23%
NGLs ($/bbl)	23.93	21.11	12.49	13%	92%	23.04	9.73	137%
Natural gas ($/mmbtu)	1.84	2.83	2.39	(35%)	(23%)	2.51	1.87	34%
Total ($/boe)	26.65	32.18	28.75	(17%)	(7%)	30.53	24.89	23%
Reference prices
WTI (US $/bbl)	48.20	48.28	44.94	-	7%	49.47	41.33	20%
Edmonton Sweet index (US $/bbl)	45.32	46.03	42.06	(2%)	8%	46.57	38.11	22%
Edmonton Sweet index ($/bbl)	56.76	61.90	54.89	(8%)	3%	60.85	50.41	21%
AECO ($/mmbtu)	1.45	2.78	2.32	(48%)	(38%)	2.31	1.85	25%

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Vermilion Energy Inc.	2017 Third Quarter Report

Production

•	Q3 2017 average production increased by 10% from Q2 2017, and 29% year-over-year primarily due to organic production growth in our Mannville condensate-rich gas resource play.
•	Mannville production averaged approximately 17,300 boe/d in Q3 2017 representing an 18% increase quarter-over-quarter.
•	Cardium production averaged approximately 5,800 boe/d in Q3 2017, an increase of 2% over the prior quarter.
•	Production from southeast Saskatchewan averaged approximately 2,600 boe/d in Q3 2017, a decrease of 10% quarter-over-quarter.

Activity review

•	Vermilion drilled or participated in the drilling of 15 (12.8 net) wells during Q3 2017.

Mannville

•	During Q3 2017, we drilled or participated in the drilling of 10 (8.0 net) wells and brought seven (5.6 net) wells on production.
•	We have drilled or participated in the drilling of 18 (13.5 net) wells year-to-date 2017. We plan to drill or participate in 22 (16.6 net) wells in 2017.

Cardium

•	In Q3 2017, we drilled two (2.0 net) operated wells and brought two (2.0 net) wells on production.
•	We have drilled seven (7.0 net) wells, completing our 2017 planned drilling activity.

Saskatchewan

•	In Q3 2017, we drilled and brought on production three (2.8 net) operated wells.
•	We have drilled 13 (11.1 net) wells, completing our 2017 planned drilling activity.

Sales

•	The realized price for our crude oil and condensate production in Canada is linked to WTI, and is also subject to market conditions in western Canada. These market conditions can result in fluctuations in the pricing differential to WTI, as reflected by the Edmonton Sweet index price. The realized price of our NGLs in Canada is based on product specific differentials pertaining to trading hubs in the United States. The realized price of our natural gas in Canada is based on the AECO index in Canada.
•	Q3 2017 sales per boe decreased compared to Q2 2017 and Q3 2016, driven by lower natural gas pricing.
•	For the nine months ended September 30, 2017, sales per boe increased versus the comparable period in 2016 as a result of higher average crude oil, NGL, and natural gas pricing.

Royalties

•	In Q3 2017, royalties as a percentage of sales decreased from 10.5% in Q2 2017 to 8.6% in Q3 2017 due to the impact of lower commodity prices on the sliding scale used to determine royalty rates.
•	For the nine months ended September 30, 2017, royalties as a percentage of sales increased to 10.1%, compared to 7.7% in the comparable period in the prior year, due to the impact of higher commodity prices on the sliding scale used to determine royalty rates.

Transportation

•	Transportation expense relates to the delivery of crude oil and natural gas production to major pipelines where legal title transfers.
•	In Q3 2017, transportation expense on a per unit basis was relatively consistent with Q2 2017. In dollars, the increased transportation expense was consistent with higher volumes.
•	For the nine months ended September 30, 2017, transportation expense on a per unit basis was consistent with the comparable period in the prior year. In dollars, the increase in transportation expense versus both comparable periods in the prior year was consistent with higher volumes.

Operating

•	In Q3 2017, operating expense on a per unit basis was relatively consistent with Q2 2017. In dollars, operating expense increased compared to Q2 2017 as a result of higher volumes.
•	For the three months ended September 30, 2017, operating expense on a per unit basis increased versus the comparable period in the prior year due to the timing of maintenance activity. For the nine months ended September 30, 2017, operating expense on a per unit basis was consistent with the comparable period in the prior year. In dollars, the increase in operating expense versus both comparable periods in 2016 was consistent with higher volumes.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in Canada, we do not expect to incur current income taxes in the Canada Business Unit for the foreseeable future.

15

Vermilion Energy Inc.	2017 Third Quarter Report

FRANCE BUSINESS UNIT

Overview

•	Entered France in 1997 and completed three subsequent acquisitions, including two in 2012.
•	Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
•	Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
•	Identified inventory of workover, infill drilling, and secondary recovery opportunities.

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
France business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production
Crude oil (bbls/d)	10,918	11,368	11,827	(4%)	(8%)	11,040	12,123	(9%)
Natural gas (mmcf/d)	-	-	0.42	-	(100%)	-	0.47	(100%)
Total (boe/d)	10,918	11,368	11,897	(4%)	(8%)	11,041	12,201	(10%)
Sales
Crude oil (bbls/d)	11,360	11,259	12,617	1%	(10%)	10,799	12,140	(11%)
Natural gas (mmcf/d)	-	-	0.42	-	(100%)	-	0.47	(100%)
Total (boe/d)	11,360	11,259	12,687	1%	(10%)	10,799	12,218	(12%)
Inventory (mbbls)
Opening crude oil inventory	254	245	312			148	243
Crude oil production	1,004	1,034	1,088			3,014	3,322
Crude oil sales	(1,044)	(1,025)	(1,161)			(2,948)	(3,326)
Closing crude oil inventory	214	254	239			214	239
Activity
Capital expenditures	15,756	16,682	11,110	(6%)	42%	53,354	37,345	43%
Gross wells drilled	-	1.00	-			5.00	-
Net wells drilled	-	1.00	-			5.00	-
Financial results
Sales	66,100	63,615	65,221	4%	1%	189,325	174,937	8%
Royalties	(6,399)	(6,247)	(7,069)	2%	(9%)	(17,966)	(20,399)	(12%)
Transportation	(3,434)	(3,686)	(3,586)	(7%)	(4%)	(10,152)	(10,775)	(6%)
Operating	(13,148)	(12,153)	(12,933)	8%	2%	(36,670)	(38,518)	(5%)
General and administration	(2,543)	(3,713)	(4,590)	(32%)	(45%)	(9,326)	(14,000)	(33%)
Current income taxes	(1,396)	(1,830)	955	(24%)	N/A	(8,208)	-	100%
Fund flows from operations	39,180	35,986	37,998	9%	3%	107,003	91,245	17%
Netbacks ($/boe)
Sales	63.24	62.09	55.88	2%	13%	64.22	52.26	23%
Royalties	(6.12)	(6.10)	(6.06)	-	1%	(6.09)	(6.09)	-
Transportation	(3.29)	(3.60)	(3.07)	(9%)	7%	(3.44)	(3.22)	7%
Operating	(12.58)	(11.86)	(11.08)	6%	14%	(12.44)	(11.51)	8%
General and administration	(2.43)	(3.62)	(3.93)	(33%)	(38%)	(3.16)	(4.18)	(24%)
Current income taxes	(1.34)	(1.79)	0.82	(25%)	N/A	(2.78)	-	100%
Fund flows from operations	37.48	35.12	32.56	7%	15%	36.31	27.26	33%
Realized prices
Crude oil ($/bbl)	63.24	62.09	56.14	2%	13%	64.22	52.53	22%
Natural gas ($/mmbtu)	-	-	1.58	-	(100%)	1.52	1.61	(6%)
Total ($/boe)	63.24	62.09	55.88	2%	13%	64.22	52.26	23%
Reference prices
Dated Brent (US $/bbl)	52.08	49.83	45.85	5%	14%	51.90	41.77	24%
Dated Brent ($/bbl)	65.22	67.01	59.84	(3%)	9%	67.82	55.25	23%

16

Vermilion Energy Inc.	2017 Third Quarter Report

Production

•	Q3 2017 production decreased 4% versus the prior quarter due to production declines and well downtime. Production decreased by 8% versus Q3 2016 due to production declines, well downtime and third party restrictions impacting Vic Bilh gas production. These decreases more than offset new well production and optimization activities.

Activity review

•	During the quarter we continued our workover and optimization programs in the Aquitaine and Paris Basins.
•	Our 2017 capital activity to-date has included the drilling and completion of four (4.0 net) Neocomian wells and one (1.0 net) horizontal sidetrack well in the Vulaines field as well as the completion of four (4.0 net) Champotran wells that were drilled in Q4 2016.

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Q3 2017 sales per boe were relatively consistent with Q2 2017.
•	Sales per boe for the three and nine months ended September 30, 2017 increased versus the comparable periods in 2016, consistent with stronger Dated Brent pricing. In dollar terms for both periods, the increase in price was partially offset by lower sales volumes.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	Royalties as a percentage of sales of 9.7% in Q3 2017 was consistent with 9.8% in Q2 2017.
•	For the three and nine months ended September 30, 2017, royalties as a percentage of sales of 9.7% and 9.5%, respectively, were lower than the comparable periods in the prior year (10.8% and 11.7%, respectively) as a result of the impact of fixed RCDM royalties coupled with higher realized pricing in the current year.

Transportation

•	Transportation expense decreased in Q3 2017 compared to Q2 2017 due to reduced pricing for a shipping vessel in August of 2017, which impacted one of three shipments during the quarter.
•	For the three and nine months ended September 30, 2017, transportation expense was relatively consistent with the comparable periods in 2016.

Operating

•	Operating expense on a per unit and dollar basis increased in Q3 2017 as compared to Q2 2017 due to the timing of maintenance activity.
•	For the three and nine months ended September 30, 2017, operating expense on a per unit basis increased versus the comparable periods in the prior year due to the impact of spreading fixed costs over lower sales volumes. In dollars, operating expense was relatively consistent.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 34.4%. For 2017, the effective rate on current taxes is expected to be between approximately 5% to 7% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q3 2017 was relatively consistent with Q2 2017.
•	Current income taxes for the nine months ended September 30, 2017 versus nil in the prior year was the result of higher Dated Brent prices resulting in increased sales.

17

Vermilion Energy Inc.	2017 Third Quarter Report

NETHERLANDS BUSINESS UNIT

Overview

•	Entered the Netherlands in 2004.
•	Second largest onshore gas producer.
•	Interests include 24 onshore licenses and two offshore licenses.
•	Licenses include more than 800,000 net acres of land, 95% of which is undeveloped.

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
Netherlands business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production and sales
Condensate (bbls/d)	74	104	86	(29%)	(14%)	85	99	(14%)
Natural gas (mmcf/d)	34.90	31.58	47.62	11%	(27%)	35.45	50.06	(29%)
Total (boe/d)	5,890	5,368	8,023	10%	(27%)	5,992	8,442	(29%)
Activity
Capital expenditures	11,590	5,973	6,441	94%	80%	19,275	18,003	7%
Acquisitions	14	(16)	-			14	-
Gross wells drilled	2.00	-	2.00			2.00	2.00
Net wells drilled	1.02	-	0.88			1.02	0.88
Financial results
Sales	21,258	19,126	23,470	11%	(9%)	67,146	74,729	(10%)
Royalties	(360)	(296)	(312)	22%	15%	(1,075)	(1,168)	(8%)
Operating	(4,498)	(4,892)	(4,854)	(8%)	(7%)	(14,231)	(15,136)	(6%)
General and administration	(510)	(560)	633	(9%)	N/A	(1,666)	(1,363)	22%
Current income taxes	(1,983)	(754)	(1,264)	163%	57%	(3,644)	(6,724)	(46%)
Fund flows from operations	13,907	12,624	17,673	10%	(21%)	46,530	50,338	(8%)
Netbacks ($/boe)
Sales	39.23	39.16	31.80	-	23%	41.04	32.31	27%
Royalties	(0.66)	(0.61)	(0.42)	8%	57%	(0.66)	(0.50)	32%
Operating	(8.30)	(10.01)	(6.58)	(17%)	26%	(8.70)	(6.54)	33%
General and administration	(0.94)	(1.14)	0.86	(18%)	N/A	(1.02)	(0.59)	73%
Current income taxes	(3.66)	(1.54)	(1.71)	138%	114%	(2.23)	(2.91)	(23%)
Fund flows from operations netback	25.67	25.86	23.95	(1%)	7%	28.43	21.77	31%
Realized prices
Condensate ($/bbl)	52.10	49.59	49.43	5%	5%	52.92	41.43	28%
Natural gas ($/mmbtu)	6.51	6.49	5.27	-	24%	6.81	5.37	27%
Total ($/boe)	39.23	39.16	31.80	-	23%	41.04	32.31	27%
Reference prices
TTF ($/mmbtu)	6.93	6.74	5.43	3%	28%	7.12	5.58	28%
TTF (€/mmbtu)	4.71	4.56	3.73	3%	26%	4.90	3.78	30%

Production

•	Q3 2017 production increased 10% quarter-over-quarter following the receipt of a permit to increase production on a key well, and also due to the impact of a major turnaround at the Garjip processing facility that occurred during Q2 2017. Year-over-year production decreased 27% due to the restriction of production related to permitting delays.

Activity review

•	We completed our two (1.0 net) well drilling campaign in the Netherlands during the quarter with the drilling of Eesveen-02 (60% working interest) and Nieuwehorne-02 (42% working interest). The Eesveen-02 well encountered 24 metres of net pay in two separate intervals targeting the Zechstein-2 carbonate formation and the Rotliegend sandstone and is expected to be placed on production mid-2018. The Nieuwehorne-02 well also targeted two separate intervals, the Zechstein-2 carbonate formation and the Vlieland sandstone, encountering 10 metres of net pay combined and is currently being prepared for a flow test.
•	During the remainder of 2017, we plan to complete a 315 square kilometre 3D seismic survey.

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Vermilion Energy Inc.	2017 Third Quarter Report

Sales

•	The price of our natural gas in the Netherlands is based on the TTF index.
•	Q3 2017 sales per boe was relatively unchanged from Q2 2017.
•	Sales per boe for the three and nine months ended September 30, 2017 increased versus the comparable periods in the prior year, consistent with increases in the TTF reference price.

Royalties

•	In the Netherlands, we pay overriding royalties on certain wells. As such, fluctuations in royalty expense in the periods presented primarily relates to the amount of production from those wells subject to overriding royalties.

Transportation

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating

•	Fluctuations in operating expense on a per unit basis across all periods presented were due to relatively fixed expenditures and changes in production volumes.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible G&A and tax deductions for depletion and abandonment retirement obligations, at a tax rate of 50%. For 2017, the effective rate on current taxes is expected to be between approximately 7% and 9% of pre-tax fund flows from operations. This rate is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q3 2017 were higher compared to Q2 2017 due to increased sales in Q3 2017.
•	Current income taxes for the nine months ended September 30, 2017 were lower than the comparable period in the prior year due to decreased sales in 2017.

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Vermilion Energy Inc.	2017 Third Quarter Report

GERMANY BUSINESS UNIT

Overview

•	Entered Germany in February 2014.
•	Successfully integrated the December 2016 acquisition of operated and non-operated interests in five oil and three gas producing fields from Engie E&P Deutschland GmbH (“Engie Acquisition”). Vermilion has assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany.
•	Hold a 25% interest in a four partner consortium at Dummersee-Uchte. Associated assets include four gas producing fields spanning 11 production licenses as well as an exploration license in surrounding fields. Total license area comprises 204,000 gross acres, of which 85% is in the exploration license.
•	Entered into a farm-in agreement in July 2015 that provides Vermilion with a participating interest in 18 onshore exploration licenses in northwest Germany, comprising approximately 850,000 net undeveloped acres of oil and natural gas rights. Vermilion will operate 11 of the 18 licenses during the exploration phase.
•	Awarded Ossenbeck and Weesen licenses (110,000 net acres) in 2015 and Aller license (50,000 net acres) in March 2017 surrounding the operated oil fields acquired in December 2016.

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
Germany business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production
Crude oil (bbls/d)	1,054	1,047	-	1%	100%	1,030	-	100%
Natural gas (mmcf/d)	20.12	19.86	14.52	1%	39%	19.79	14.93	33%
Total (boe/d)	4,407	4,357	2,420	1%	82%	4,329	2,488	74%
Production mix (% of total)
Crude oil	24%	24%	-			24%	-
Natural gas	76%	76%	100%			76%	100%
Activity
Capital expenditures	3,020	326	978	826%	209%	4,252	2,109	102%
Financial results
Sales	15,663	16,167	6,783	(3%)	131%	49,798	20,755	140%
Royalties	(2,261)	(1,228)	(246)	84%	819%	(4,857)	(2,077)	134%
Transportation	(1,603)	(1,955)	(556)	(18%)	188%	(5,043)	(2,494)	102%
Operating	(3,477)	(5,753)	(3,321)	(40%)	5%	(14,151)	(8,420)	68%
General and administration	(1,708)	(2,099)	(1,657)	(19%)	3%	(5,687)	(6,559)	(13%)
Fund flows from operations	6,614	5,132	1,003	29%	559%	20,060	1,205	1,565%
Netbacks ($/boe)
Sales	38.52	41.96	30.47	(8%)	26%	42.50	30.45	40%
Royalties	(5.56)	(3.19)	(1.10)	74%	405%	(4.15)	(3.05)	36%
Transportation	(3.94)	(5.07)	(2.50)	(22%)	58%	(4.30)	(3.66)	17%
Operating	(8.55)	(14.93)	(14.92)	(43%)	(43%)	(12.08)	(12.35)	(2%)
General and administration	(4.20)	(5.45)	(7.44)	(23%)	(44%)	(4.85)	(9.62)	(50%)
Fund flows from operations netback	16.27	13.32	4.51	22%	261%	17.12	1.77	867%
Realized prices
Crude oil ($/bbl)	55.95	61.34	-	(9%)	100%	60.79	-	100%
Natural gas ($/mmbtu)	5.50	6.09	5.08	(10%)	8%	6.17	5.07	22%
Total ($/boe)	38.52	41.96	30.47	(8%)	26%	42.50	30.45	40%
Reference prices
Dated Brent (US $/bbl)	52.08	49.83	45.85	5%	14%	51.90	41.77	24%
Dated Brent ($/bbl)	65.22	67.01	59.84	(3%)	9%	67.82	55.25	23%
TTF ($/mmbtu)	6.93	6.74	5.43	3%	28%	7.12	5.58	28%
TTF (€/mmbtu)	4.71	4.56	3.73	3%	26%	4.90	3.78	30%

Production

•	Q3 2017 production was relatively consistent with the prior quarter as well optimization activities offset production declines. Production increased 82% year-over-year due to production additions from the Engie Acquisition that closed December 2016.

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Vermilion Energy Inc.	2017 Third Quarter Report

Activity review

•	Q3 2017 activity focused on workover and optimization opportunities on the acquired assets.
•	In 2017, we plan to continue permitting and pre-drill activities associated with our first operated well in Germany, Burgmoor Z5 (25% working interest) in the Dümmersee-Uchte area, which we expect to drill in 2019.

Sales

•	The price of our natural gas in Germany is based on the TTF index. Crude oil in Germany is priced with reference to Dated Brent.
•	Q3 2017 sales per boe decreased versus Q2 2017, despite stronger crude oil and natural gas benchmark prices, due to the timing of sales and the impact of a stronger Canadian dollar versus the US dollar.
•	Sales per boe for the three and nine months ended September 30, 2017 increased versus the comparative periods in 2016 as a result of stronger TTF prices and the addition of crude oil production in 2017.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	Royalties as a percentage of sales of 14.4% in Q3 2017 was higher than 7.6% in Q2 2017 and 3.6% in Q3 2016 due to the impact of prior period adjustments.
•	Royalties as a percentage of sales of 9.8% for the nine months ended September 30, 2017 was consistent with 10.0% for the comparable period in the prior year.

Transportation

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer and deliver crude oil to the refinery.
•	Q3 2017 transportation expense decreased versus Q2 2017 on both a per unit and dollar basis due to a prior period amendment relating to 2016 recorded in the prior quarter.
•	For the three and nine months ended September 30, 2017, transportation expense increased on a per unit basis relative to the comparable periods in the prior year due to the impact of prior period amendments.

Operating

•	Operating expense decreased in Q3 2017 versus both Q2 2017 and Q3 2016 on a per unit basis due to the impact of a prior period amendment recorded in the current quarter.
•	For the nine months ended September 30, 2017, operating expense on a per unit basis was relatively consistent with the comparable period in 2016.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.
•	On a per unit basis, general and administration costs have improved compared to 2016 as a result of our growing production base in Germany.

Current income taxes

•	As a result of our tax pools in Germany, we do not expect to incur current income taxes in the Germany Business Unit for the foreseeable future.

21

Vermilion Energy Inc.	2017 Third Quarter Report

IRELAND BUSINESS UNIT

Overview

•	Entered Ireland in 2009.
•	Initial investment was an 18.5% non-operating interest in the offshore Corrib gas field located approximately 83 km off the northwest coast of Ireland.
•	On July 12, 2017, Vermilion and Canada Pension Plan Investment Board (“CPPIB”) announced a strategic partnership that is expected to result in Vermilion increasing ownership in Corrib to 20% and taking over operatorship upon close of the acquisition.
•	The Corrib gas development comprises six offshore wells, offshore and onshore sales and transportation pipeline segments as well as a natural gas processing facility.
•	Natural gas began to flow from our Corrib gas project on December 30, 2015 and production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion at the end of Q2 2016.

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
Ireland business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production and sales
Natural gas (mmcf/d)	49.04	63.81	59.28	(23%)	(17%)	59.16	46.86	26%
Total (boe/d)	8,173	10,634	9,879	(23%)	(17%)	9,861	7,810	26%
Activity
Capital expenditures	1,101	(73)	2,416	N/A	(54%)	224	7,664	(97%)
Financial results
Sales	28,218	36,671	26,065	(23%)	8%	109,537	66,429	65%
Transportation	(1,252)	(1,258)	(1,576)	-	(21%)	(3,709)	(4,789)	(23%)
Operating	(5,717)	(4,903)	(4,695)	17%	22%	(14,619)	(13,498)	8%
General and administration	(670)	(695)	(955)	(4%)	(30%)	(1,803)	(3,249)	(45%)
Fund flows from operations	20,579	29,815	18,839	(31%)	9%	89,406	44,893	99%
Netbacks ($/boe)
Sales	37.53	37.90	28.68	(1%)	31%	40.69	31.04	31%
Transportation	(1.66)	(1.30)	(1.73)	28%	(4%)	(1.38)	(2.24)	(38%)
Operating	(7.60)	(5.07)	(5.17)	50%	47%	(5.43)	(6.31)	(14%)
General and administration	(0.89)	(0.72)	(1.05)	24%	(15%)	(0.67)	(1.52)	(56%)
Fund flows from operations netback	27.38	30.81	20.73	(11%)	32%	33.21	20.97	58%
Reference prices
NBP ($/mmbtu)	6.78	6.52	5.29	4%	28%	7.10	5.69	25%
NBP (€/mmbtu)	4.61	4.41	3.63	5%	27%	4.88	3.85	27%

Production

•	Q3 2017 production decreased by 23% quarter-over-quarter and by 17% year-over-year due to an extended downtime period during Q3 2017 following a plant turnaround.

Activity review

•	On July 12, 2017 Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell E&P Ireland Limited’s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. At closing, Vermilion expects to assume operatorship of Corrib. In addition to operatorship, CPPIB plans to transfer a 1.5% working interest to Vermilion for €19.4 million ($28.4 million), before closing adjustments. Vermilion’s incremental 1.5% ownership of Corrib would represent approximately 850 boe/d (100% gas) based on 2017 production expectations for Corrib. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018.
•	There is limited capital activity planned for 2017.

Sales

•	The price of our natural gas in Ireland is based on the NBP index.
•	Q3 2017 sales per boe were relatively consistent with Q2 2017, despite a modest increase in reference pricing, due to the timing of sales.
•	Sales per boe for the three and nine months ended September 30, 2017 increased relative to the comparable periods in the prior year, consistent with increases in the NBP reference price.

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Vermilion Energy Inc.	2017 Third Quarter Report

Royalties

•	Our production in Ireland is not subject to royalties.

Transportation

•	Transportation expense in Ireland relates to payments under a ship-or-pay agreement related to the Corrib project.
•	Q3 2017 transportation expense was consistent with Q2 2017.
•	Transportation expense for the three and nine months ended September 30, 2017 decreased relative to the comparable periods in the prior year due to a decrease in the current year ship-or-pay obligation.

Operating

•	Q3 2017 operating expense on a per unit and dollar basis increased as compared to Q2 2017 and Q3 2016 due to the timing of maintenance work and lower volumes.
•	For the nine months ended September 30, 2017, operating expense on a per unit basis decreased versus the comparable period in the prior year due to the impact of higher volumes. In dollars, the increase in operating expense was due to additional maintenance work in the current year.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	Given the significant level of investment in Corrib and the resulting tax pools, we do not expect to pay any cash taxes for the foreseeable future.

23

Vermilion Energy Inc.	2017 Third Quarter Report

AUSTRALIA BUSINESS UNIT

Overview

•	Entered Australia in 2005.
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms, and originates from 18 well bores and five lateral sidetrack wells.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600 metres below the seabed in approximately 55 metres of water depth.

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
Australia business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production
Crude oil (bbls/d)	5,473	6,054	6,562	(10%)	(17%)	6,032	6,276	(4%)
Sales
Crude oil (bbls/d)	5,722	7,400	8,041	(23%)	(29%)	6,057	6,250	(3%)
Inventory (mbbls)
Opening crude oil inventory	131	253	218	(48%)	(40%)	115	75	53%
Crude oil production	503	550	604	(9%)	(17%)	1,647	1,720	(4%)
Crude oil sales	(526)	(672)	(740)	(22%)	(29%)	(1,654)	(1,713)	(3%)
Closing crude oil inventory	108	131	82			108	82
Activity
Capital expenditures	10,154	9,158	6,908	11%	47%	22,750	54,674	(58%)
Gross wells drilled	-	-	-			-	2.00
Net wells drilled	-	-	-			-	2.00
Financial results
Sales	35,257	48,061	44,835	(27%)	(21%)	118,305	98,483	20%
Operating	(12,292)	(15,639)	(13,011)	(21%)	(6%)	(37,967)	(32,602)	16%
General and administration	(1,675)	(896)	(1,289)	87%	30%	(5,001)	(4,402)	14%
Current income taxes	(4,538)	(7,660)	(2,644)	(41%)	72%	(19,028)	(4,819)	295%
Fund flows from operations	16,752	23,866	27,891	(30%)	(40%)	56,309	56,660	(1%)
Netbacks ($/boe)
Sales	66.97	71.37	60.61	(6%)	10%	71.55	57.51	24%
Operating	(23.35)	(23.22)	(17.59)	1%	33%	(22.96)	(19.04)	21%
General and administration	(3.18)	(1.33)	(1.74)	139%	83%	(3.02)	(2.57)	18%
PRRT	(8.25)	(9.61)	0.37	(14%)	N/A	(9.83)	-	100%
Corporate income taxes	(0.37)	(1.77)	(3.94)	(79%)	(91%)	(1.68)	(2.81)	(40%)
Fund flows from operations netback	31.82	35.44	37.71	(10%)	(16%)	34.06	33.09	3%
Reference prices
Dated Brent (US $/bbl)	52.08	49.83	45.85	5%	14%	51.90	41.77	24%
Dated Brent ($/bbl)	65.22	67.01	59.84	(3%)	9%	67.82	55.25	23%

Production

•	Q3 2017 production decreased 10% quarter-over-quarter and 17% year-over-year.
•	Production volumes are managed within corporate targets while meeting customer demands and the requirements of long-term supply agreements.
•	We continue to plan for long-term annual production levels of approximately 6,000 bbls/d.

Activity review

•	Q3 2017 efforts were largely focused on facility enhancements, including work relating to platform life extension.
•	Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.
•	2017 activity will be focused on adding value through asset optimization and targeted proactive maintenance.

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Vermilion Energy Inc.	2017 Third Quarter Report

Sales

•	Crude oil in Australia is priced with reference to Dated Brent.
•	Q3 2017 sales per boe decreased by 6% as compared to Q2 2017, consistent with the decrease in Canadian dollar Dated Brent. In dollars, sales decreased quarter-over-quarter due to lower sales associated with shipment timing.
•	Sales per boe for the three and nine months ended September 30, 2017 increased versus the comparable periods in 2016, consistent with higher Dated Brent prices. For the three months ended September 30, 2017, the increase in price was more than offset by lower sales volumes, resulting in a decrease in sales. For the nine months ended September 30, 2017, the increase in price was coupled with relatively consistent sales volumes, resulting in an increase in sales.

Royalties and transportation

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating

•	Operating expense on a per unit basis in Q3 2017 was relatively consistent with Q2 2017. On a dollar basis, operating expense decreased due to lower sales volumes.
•	For the three and nine months ended September 30, 2017, operating expense on a per unit basis increased versus the comparable periods in the prior year due to the timing of maintenance work and lower production volumes.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In Australia, current income taxes include both PRRT and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which include PRRT paid.
•	For 2017, the effective tax rate for current income taxes is expected to be between approximately 23% and 25% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures and other eligible in-country adjustments.
•	Current income taxes in Q3 2017 were lower compared to Q2 2017 due to decreased sales in Q3 2017.
•	Current income taxes for the nine months ended September 30, 2017 were higher than 2016 due to increased sales, partially offset by higher capital expenditure deductions in 2016.

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Vermilion Energy Inc.	2017 Third Quarter Report

UNITED STATES BUSINESS UNIT

Overview

•	Entered the United States in September 2014.
•	Interests include approximately 97,000 net acres of land (95% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sand at a depth of approximately 1,500 metres.

Operational and financial review

	Three Months Ended			% change		Nine Months Ended		% change
United States business unit	Sep 30,	Jun 30,	Sep 30,	Q3/17 vs.	Q3/17 vs.	Sep 30,	Sep 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q2/17	Q3/16	2017	2016	2016
Production and sales
Crude oil (bbls/d)	880	747	383	18%	130%	666	403	65%
NGLs (bbls/d)	56	76	30	(26%)	87%	52	32	63%
Natural gas (mmcf/d)	0.64	0.44	0.20	45%	222%	0.43	0.21	104%
Total (boe/d)	1,043	896	447	16%	133%	789	472	67%
Activity
Capital expenditures	1,362	5,155	2,765	(74%)	(51%)	18,056	9,502	90%
Acquisitions	1,250	49	11			3,312	5,558
Gross wells drilled	-	-	-			3.00	-
Net wells drilled	-	-	-			3.00	-
Financial results
Sales	4,771	4,108	1,833	16%	160%	11,005	5,273	109%
Royalties	(1,321)	(1,160)	(525)	14%	152%	(3,080)	(1,556)	98%
Transportation	(26)	-	-	100%	100%	(26)	-	100%
Operating	(629)	(387)	(432)	63%	46%	(1,301)	(1,013)	28%
General and administration	(935)	(1,127)	(918)	(17%)	2%	(3,067)	(2,747)	12%
Fund flows from operations	1,860	1,434	(42)	30%	N/A	3,531	(43)	N/A
Netbacks ($/boe)
Sales	49.72	50.37	44.53	(1%)	12%	51.07	40.78	25%
Royalties	(13.77)	(14.21)	(12.74)	(3%)	8%	(14.29)	(12.03)	19%
Transportation	(0.27)	-	-	100%	100%	(0.12)	-	100%
Operating	(6.56)	(4.74)	(10.50)	38%	(38%)	(6.04)	(7.84)	(23%)
General and administration	(9.74)	(13.82)	(22.30)	(30%)	(56%)	(14.23)	(21.25)	(33%)
Fund flows from operations netback	19.38	17.60	(1.01)	10%	N/A	16.39	(0.34)	N/A
Realized prices
Crude oil ($/bbl)	55.74	58.05	51.29	(4%)	9%	57.68	47.07	23%
NGLs ($/bbl)	26.35	14.70	5.14	79%	413%	20.58	4.49	358%
Natural gas ($/mmbtu)	2.07	1.55	0.64	34%	223%	1.95	0.57	242%
Total ($/boe)	49.72	50.37	44.53	(1%)	12%	51.07	40.78	25%
Reference prices
WTI (US $/bbl)	48.20	48.28	44.94	-	7%	49.47	41.33	20%
WTI ($/bbl)	60.37	64.92	58.65	(7%)	3%	64.64	54.67	18%
Henry Hub (US $/mmbtu)	3.00	3.18	2.81	(6%)	7%	3.17	2.29	38%
Henry Hub ($/mmbtu)	3.76	4.28	3.67	(12%)	2%	4.14	3.03	37%

Production

•	Q3 2017 production increased 16% from the prior quarter as a result of a full quarter of production from the three (3.0 net) wells placed on production during Q2 2017. Quarterly production increased 133% year-over-year as a result of the 2017 drilling program.

Activity

•	2017 activity was focused on drilling three (3.0 net) horizontal wells targeting the light oil bearing Turner Sand in the Powder River Basin. The wells were completed late in the first quarter and into the second quarter with fracs ranging from 31 to 40 stages per well.

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Vermilion Energy Inc.	2017 Third Quarter Report

Sales

•	The price of crude oil in the United States is directly linked to WTI, but is also subject to market conditions in the United States.
•	Q3 2017 sales per boe was relatively consistent with Q2 2017.
•	For the three and nine months ended September 30, 2017, sales per boe increased relative to the comparable periods in the prior year, consistent with stronger crude oil pricing.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax.
•	Royalties (including severance and ad valorem taxes) as a percentage of sales are approximately 28% and remained relatively consistent across all periods.

Operating

•	Operating expense on a per unit and dollar basis increased in Q3 2017 as compared to Q2 2017 due to the timing of maintenance work.
•	For the three and nine months ended September 30, 2017, operating expense on a per unit basis decreased versus the comparable periods in the prior year due to the impact of higher volumes. In dollars, the increase in operating expense in both periods was attributable to higher production.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in the United States, we do not expect to incur current income taxes in the United States Business Unit for the foreseeable future.

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Vermilion Energy Inc.	2017 Third Quarter Report

CORPORATE

Overview

•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Expenditures relating to our activities in Central and Eastern Europe are also included in the Corporate segment.

Financial review

	Three Months Ended			Nine Months Ended
CORPORATE	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
($M)	2017	2017	2016	2017	2016
Activity
Capital expenditures	4,653	1,055	-	6,433	418
Acquisitions	-	25	-	40	2,322
Financial Results
General and administration (expense) recovery	(1,834)	(950)	(509)	(4,818)	746
Current income taxes	480	(271)	(321)	15	(727)
Interest expense	(13,400)	(15,508)	(14,150)	(43,603)	(42,547)
Realized gain on derivatives	8,723	5,342	13,532	12,214	63,456
Realized foreign exchange (loss) gain	(4,110)	981	2,073	(583)	2,750
Realized other income (expense)	214	252	(82)	508	85
Fund flows from operations	(9,927)	(10,154)	543	(36,267)	23,763

General and administration

•	Fluctuations in general and administration costs for the three and nine months ended September 30, 2017 versus all comparable periods were due to allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	The decrease in interest expense in Q3 2017 versus Q2 2017 and Q3 2016 was primarily due to lower drawings and reduced stamping fees on the revolving credit facility following the issuance of the senior unsecured notes in Q1 2017.
•	The increase in interest expense for the nine months ended September 30, 2017 versus the comparable period in the prior year was due to the issuance of the senior unsecured notes in Q1 2017, which bear interest at a higher fixed rate compared to the variable rates under the revolving credit facility. The impact of the higher fixed rates was partially offset by lower drawings on the revolving credit facility.

Realized gain or loss on derivatives

•	The realized gain on derivatives for the three and nine months ended September 30, 2017 related primarily to amounts received on crude oil and North American natural gas hedges.
•	A listing of derivative positions as at September 30, 2017 is included in “Supplemental Table 2” of this MD&A.

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Vermilion Energy Inc.	2017 Third Quarter Report

FINANCIAL PERFORMANCE REVIEW

	Three Months Ended
	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
($M except per share)	2017	2017	2017	2016	2016	2016	2016	2015
Petroleum and natural gas sales	248,505	271,391	261,601	259,891	232,660	212,855	177,385	234,319
Net (loss) earnings	(39,191)	48,264	44,540	(4,032)	(14,475)	(55,696)	(85,848)	(142,080)
Net (loss) earnings per share
Basic	(0.32)	0.40	0.38	(0.03)	(0.12)	(0.48)	(0.76)	(1.28)
Diluted	(0.32)	0.39	0.37	(0.03)	(0.12)	(0.48)	(0.76)	(1.28)

The following table shows a reconciliation from fund flows from operations to net (loss) earnings:

	Three Months Ended			Nine Months Ended
	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
	2017	2017	2016	2017	2016
Fund flows from operations	130,755	147,123	140,974	421,312	361,209
Equity based compensation	(12,858)	(13,896)	(15,642)	(45,492)	(49,746)
Unrealized (loss) gain on derivative instruments	(24,198)	23,283	332	78,950	(63,050)
Unrealized foreign exchange (loss) gain	(3,016)	38,616	2,899	31,082	1,665
Unrealized other expense	(200)	(210)	(24)	(440)	(131)
Accretion	(6,850)	(6,748)	(6,341)	(19,980)	(18,475)
Depletion and depreciation	(120,826)	(126,269)	(143,556)	(362,504)	(401,147)
Deferred taxes	(1,998)	(13,635)	6,883	(49,315)	28,418
Impairment	-	-	-	-	(14,762)
Net (loss) earnings	(39,191)	48,264	(14,475)	53,613	(156,019)

The fluctuations in net income from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include amounts resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under the Vermilion Incentive Plan (“VIP”).

For the three and nine months ended September 30, 2017, equity based compensation decreased versus all comparable periods due to a reduction in the value of VIP outstanding.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasted future commodity prices. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when forecasted future commodity prices decline and vice-versa.

For the three months ended September 30, 2017, we recognized an unrealized loss on derivative instruments of $24.2 million. This loss primarily related to crude oil and European natural gas derivative instruments for 2018 and 2019, partially offset by unrealized gains on our North American natural gas derivative instruments for 2018. As at September 30, 2017, our crude oil swaps and collars provide an average Dated Brent floor of $63.38/bbl for 7,250 bbls/d of production in 2018. Our European natural gas swaps and collars provide an average floor of $6.91/mmbtu for 64,380 mmbtu/d of production in 2018 and of $7.06/mmbtu for 41,738 mmbtu/d of production in 2019. Our North American natural gas derivative instruments provide an average floor of $2.61/mmbtu for 39,478 mmbtu/d of production in 2018.

For the nine months ended September 30, 2017, we recognized an unrealized gain on derivative instruments of $79.0 million. This unrealized gain largely relates to the reversal of the net derivative liability position of $69.7 million on our balance sheet as at December 31, 2016.

Unrealized foreign exchange gain or loss

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans, primarily denominated in the US dollar and Euro.

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Vermilion Energy Inc.	2017 Third Quarter Report

Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the functional currency of Vermilion and its subsidiaries. Unrealized foreign exchange primarily results from the translation of Euro denominated financial assets and US dollar denominated financial liabilities. As such, an appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain while an appreciation in the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa).

For the three months ended September 30, 2017, the unfavourable impact of the Canadian dollar strengthening against the Euro was more significant than the favourable impact of the Canadian dollar strengthening against the US dollar, resulting in an unrealized foreign exchange loss. For the nine months ended September 30, 2017, the Canadian dollar weakened against the Euro and strengthened against the US dollar, resulting in an unrealized foreign exchange gain.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. Accretion expense was relatively consistent with all comparative periods.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the capitalized cost of extracting natural resources and the cost of material assets over the useful life of the respective assets. Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation rates. Fluctuations in depletion and depreciation rates are the result of changes in reserves, future development costs, and relative production mix.

Depletion and depreciation on a per boe basis for Q3 2017 of $19.28 decreased compared to $20.30 in Q2 2017, driven by lower production from Ireland. For the three and nine months ended September 30, 2017, depletion and depreciation on a per boe basis of $19.28 and $20.07 were lower than $23.69 and $22.73 in the respective comparable periods in 2016 due to reduced depletion and depreciation rates as a result of increased reserves coupled with lower estimated future development costs.

Deferred tax

Deferred tax recovery arises primarily as a result of changes in the accounting basis and tax basis for capital assets and asset retirement obligations and changes in available tax losses.

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Vermilion Energy Inc.	2017 Third Quarter Report

FINANCIAL POSITION REVIEW

Balance sheet strategy

We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet. To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether forecasted fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that forecasted fund flows from operations is not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall with debt (including borrowing using the unutilized capacity of our existing revolving credit facility), issue equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations and typically strive to maintain an internally targeted ratio of approximately 1.0 to 1.5 in a normalized commodity price environment. Where prices trend higher, we may target a lower ratio and conversely, in a lower commodity price environment, an acceptable ratio may be higher. At times, we will use our balance sheet to finance acquisitions and, in these situations, we are prepared to accept a higher ratio in the short term but will implement a strategy to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 24 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, Vermilion’s net debt to fund flows from operations ratio is expected to be higher than the internally targeted ratio. During this period, Vermilion will remain focused on maintaining a strong balance sheet by aligning capital expenditures and net dividends within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional volumes to maintain a diversified commodity portfolio.

The balances recognized on our balance sheet are as follows:

	As at
	Sep 30,	Dec 31,
($M)	2017	2016
Revolving credit facility	933,137	1,362,192
Senior unsecured notes	368,620	-
Long-term debt	1,301,757	1,362,192

Revolving Credit Facility

As at September 30, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following outstanding positions:

	As at
	Sep 30,	Dec 31,
($M)	2017	2016
Total facility amount	1,400,000	2,000,000
Amount drawn	(933,137)	(1,362,192)
Letters of credit outstanding	(3,900)	(20,100)
Unutilized capacity	462,963	617,708

In April of 2017, we negotiated an extension of our revolving credit facility with our syndicate of lenders from May 31, 2019 to May 31, 2021.  Further, as a result of projected liquidity requirements and the proceeds from our senior unsecured notes issuance, we elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at September 30, 2017, the revolving credit facility was subject to the following covenants:

		As at
		Sep 30,	Dec 31,
Financial covenant	Limit	2017	2016
Consolidated total debt to consolidated EBITDA	4.0	1.99	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.40	2.32
Consolidated total senior debt to total capitalization	55%	32%	46%

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Vermilion Energy Inc.	2017 Third Quarter Report

Our covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation” on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on our balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus a “make-whole” premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table, plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
	Sep 30,	Dec 31,
($M)	2017	2016
Long-term debt	1,301,757	1,362,192
Current liabilities	298,236	290,862
Current assets	(228,998)	(225,906)
Net debt	1,370,995	1,427,148

Ratio of net debt to annualized fund flows from operations	2.4	2.8

As at September 30, 2017, long term debt decreased to $1.30 billion (December 31, 2016 - $1.36 billion) as fund flows from operations generated in excess of expenditures was used to reduce debt. This decrease in long-term debt decreased net debt from $1.43 billion at December 31, 2016 to $1.37 billion at September 30, 2017. The decrease in net debt coupled with an increase in annualized fund flows from operations resulted in a decrease in the ratio of net debt to annualized fund flows from operations from 2.8 to 2.4.

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Vermilion Energy Inc.	2017 Third Quarter Report

Shareholders’ capital

During the nine months ended September 30, 2017, we maintained monthly dividends at $0.215 per share and declared $232.7 million of dividends.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to Present	$0.215

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels, and acquisition opportunities.

Although we expect to be able to maintain our current dividend, fund flows from operations may not be sufficient to fund cash dividends, capital expenditures, and asset retirement obligations. We will evaluate our ability to finance any shortfall with debt, issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance as at December 31, 2016	118,263	2,452,722
Shares issued for the Dividend Reinvestment Plan	1,929	88,676
Vesting of equity based awards	1,060	69,743
Equity based compensation	163	7,749
Share-settled dividends on vested equity based awards	170	8,478
Balance as at September 30, 2017	121,585	2,627,368

As at September 30, 2017, there were approximately 1.7 million VIP awards outstanding. As at October 26, 2017, there were approximately 121.8 million common shares issued and outstanding.

ASSET RETIREMENT OBLIGATIONS

As at September 30, 2017, asset retirement obligations were $550.4 million compared to $525.0 million as at December 31, 2016.

The increase in asset retirement obligations is largely attributable to accretion and the impact of the strengthening of the Euro resulting in a higher Canadian dollar liability.

OFF BALANCE SHEET ARRANGEMENTS

We have certain lease agreements that are entered into in the normal course of operations, including operating leases for which no asset or liability value has been assigned to the consolidated balance sheet as at September 30, 2017.

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s Annual Report for the year ended December 31, 2016.

33

Vermilion Energy Inc.	2017 Third Quarter Report

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the nine months ended September 30, 2017. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2016, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following IFRS have been issued by the IASB but are not yet effective:

•	IFRS 9 “Financial Instruments” will be adopted January 1, 2018. IFRS 9 includes changes to the classification and measurement of financial instruments and general hedge accounting.
•	IFRS 15 “Revenue from Contracts with Customers” will be adopted January 1, 2018. IFRS 15 specifies recognition and measurement requirements for contracts with customers.
•	IFRS 16 “Leases” will be adopted January 1, 2019. IFRS 16 requires lessees to recognize a lease obligation and right-of-use asset for the majority of leases.

On the adoption of IFRS 9, Vermilion does not currently anticipate changes to the measured amount of financial instruments and correspondingly does not currently anticipate material changes to net earnings.

On the adoption of IFRS 15, Vermilion has assessed the Company’s current outstanding contracts with customers. Based on this assessment, Vermilion does not presently anticipate any changes in the timing, measurement, or presentation of revenue upon adoption of IFRS 15. However, Vermilion anticipates the inclusion of additional disclosures within the Consolidated Financial Statements in accordance with IFRS 15. This additional disclosure is anticipated to include the additional disaggregation of revenue by commodity, information which is currently available within Management’s Discussion and Analysis.

The impact of the adoption of IFRS 16 is currently being evaluated.

34

Vermilion Energy Inc.	2017 Third Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

							Three Months	Nine Months
							Ended Sep	Ended Sep
	Three Months Ended Sep 30, 2017			Nine Months Ended Sep 30, 2017			30, 2016	30, 2016
	Crude Oil,			Crude Oil,
	Condensate			Condensate
	& NGLs	Natural Gas	Total	& NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Sales	45.69	1.84	26.65	49.84	2.51	30.53	28.75	24.89
Royalties	(4.90)	(0.03)	(2.30)	(6.19)	(0.10)	(3.09)	(2.15)	(1.92)
Transportation	(2.16)	(0.17)	(1.55)	(2.19)	(0.19)	(1.62)	(1.77)	(1.62)
Operating	(7.95)	(1.22)	(7.62)	(7.76)	(1.22)	(7.50)	(6.95)	(7.29)
Operating netback	30.68	0.42	15.18	33.70	1.00	18.32	17.88	14.06
General and administration			(0.77)			(0.91)	(1.34)	(1.34)
Fund flows from operations netback			14.41			17.41	16.54	12.72
France
Sales	63.24	-	63.24	64.22	1.52	64.22	55.88	52.26
Royalties	(6.12)	-	(6.12)	(6.09)	(0.03)	(6.09)	(6.06)	(6.09)
Transportation	(3.29)	-	(3.29)	(3.44)	-	(3.44)	(3.07)	(3.22)
Operating	(12.58)	-	(12.58)	(12.44)	-	(12.44)	(11.08)	(11.51)
Operating netback	41.25	-	41.25	42.25	1.49	42.25	35.67	31.44
General and administration			(2.43)			(3.16)	(3.93)	(4.18)
Current income taxes			(1.34)			(2.78)	0.82	-
Fund flows from operations netback			37.48			36.31	32.56	27.26
Netherlands
Sales	52.10	6.51	39.23	52.92	6.81	41.04	31.80	32.31
Royalties	-	(0.11)	(0.66)	-	(0.11)	(0.66)	(0.42)	(0.50)
Operating	-	(1.40)	(8.30)	-	(1.47)	(8.70)	(6.58)	(6.54)
Operating netback	52.10	5.00	30.27	52.92	5.23	31.68	24.80	25.27
General and administration			(0.94)			(1.02)	0.86	(0.59)
Current income taxes			(3.66)			(2.23)	(1.71)	(2.91)
Fund flows from operations netback			25.67			28.43	23.95	21.77
Germany
Sales	55.95	5.50	38.52	60.79	6.17	42.50	30.47	30.45
Royalties	(2.43)	(1.09)	(5.56)	(1.70)	(0.81)	(4.15)	(1.10)	(3.05)
Transportation	(8.97)	(0.39)	(3.94)	(8.77)	(0.49)	(4.30)	(2.50)	(3.66)
Operating	(12.75)	(1.20)	(8.55)	(18.27)	(1.70)	(12.08)	(14.92)	(12.35)
Operating netback	31.80	2.82	20.47	32.05	3.17	21.97	11.95	11.39
General and administration			(4.20)			(4.85)	(7.44)	(9.62)
Fund flows from operations netback			16.27			17.12	4.51	1.77
Ireland
Sales	-	6.25	37.53	-	6.78	40.69	28.68	31.04
Transportation	-	(0.28)	(1.66)	-	(0.23)	(1.38)	(1.73)	(2.24)
Operating	-	(1.27)	(7.60)	-	(0.91)	(5.43)	(5.17)	(6.31)
Operating netback	-	4.70	28.27	-	5.64	33.88	21.78	22.49
General and administration			(0.89)			(0.67)	(1.05)	(1.52)
Fund flows from operations netback			27.38			33.21	20.73	20.97
Australia
Sales	66.97	-	66.97	71.55	-	71.55	60.61	57.51
Operating	(23.35)	-	(23.35)	(22.96)	-	(22.96)	(17.59)	(19.04)
PRRT (1)	(8.25)	-	(8.25)	(9.83)	-	(9.83)	0.37	-
Operating netback	35.37	-	35.37	38.76	-	38.76	43.39	38.47
General and administration			(3.18)			(3.02)	(1.74)	(2.57)
Corporate income taxes			(0.37)			(1.68)	(3.94)	(2.81)
Fund flows from operations netback			31.82			34.06	37.71	33.09

35

Vermilion Energy Inc.	2017 Third Quarter Report

							Three Months	Nine Months
							Ended Sep	Ended Sep
	Three Months Ended Sep 30, 2017			Nine Months Ended Sep 30, 2017			30, 2016	30, 2016
	Crude Oil,			Crude Oil,
	Condensate			Condensate
	& NGLs	Natural Gas	Total	& NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
United States
Sales	54.00	2.07	49.72	54.99	1.95	51.07	44.53	40.78
Royalties	(14.80)	(0.78)	(13.77)	(15.25)	(0.78)	(14.29)	(12.74)	(12.03)
Transportation	(0.30)	-	(0.27)	(0.13)	-	(0.12)	-	-
Operating	(7.31)	-	(6.56)	(6.64)	-	(6.04)	(10.50)	(7.84)
Operating netback	31.59	1.29	29.12	32.97	1.17	30.62	21.29	20.91
General and administration			(9.74)			(14.23)	(22.30)	(21.25)
Fund flows from operations netback			19.38			16.39	(1.01)	(0.34)
Total Company
Sales	55.90	4.01	39.66	59.49	4.79	43.27	38.40	35.29
Realized hedging gain	1.69	0.18	1.39	0.99	0.07	0.68	2.23	3.60
Royalties	(4.66)	(0.14)	(2.71)	(5.01)	(0.14)	(2.82)	(2.14)	(2.23)
Transportation	(2.33)	(0.19)	(1.72)	(2.35)	(0.20)	(1.74)	(1.60)	(1.70)
Operating	(12.29)	(1.26)	(9.87)	(12.61)	(1.21)	(9.80)	(9.05)	(9.21)
PRRT (1)	(1.42)	-	(0.69)	(1.90)	-	(0.90)	0.04	-
Operating netback	36.89	2.60	26.06	38.61	3.31	28.69	27.88	25.75
General and administration			(1.93)			(2.13)	(2.03)	(2.34)
Interest expense			(2.14)			(2.41)	(2.34)	(2.41)
Realized derivatives			(0.66)			(0.03)	0.34	0.16
Other income (expense)			0.03			0.03	(0.01)	-
Corporate income taxes (1)			(0.49)			(0.81)	(0.59)	(0.70)
Fund flows from operations netback			20.87			23.34	23.25	20.46

(1)  Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

36

Vermilion Energy Inc.	2017 Third Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at September 30, 2017:

Crude Oil	Period	Exercise date(1)	Currency	Bought Put Volume (bbl/d)	Weighted Average Bought Put Price / bbl	Sold Call Volume (bbl/d)	Weighted Average Sold Call Price / bbl	Sold Put Volume (bbl/d)	Weighted Average Sold Put Price / bbl	Swap Volume (bbl/d)	Weighted Average Swap Price / bbl	Additional Swap Volume (mmbtu/d) (2)
Dated Brent
3-Way Collar	Jan 2017 - Dec 2017		USD	2,500	51.00	2,500	60.50	2,500	41.50	-	-	-
3-Way Collar	Jul 2017 - Jun 2018		USD	2,000	55.00	2,000	64.06	2,000	45.00	-	-	-
3-Way Collar	Jul 2017 - Dec 2018		USD	2,000	48.89	2,000	55.00	2,000	42.50	-	-	-
3-Way Collar	Oct 2017 - Dec 2018		USD	2,000	50.50	2,000	55.75	2,000	43.00	-	-	-
3-Way Collar	Jan 2018 - Dec 2018		USD	500	52.15	500	59.00	500	45.00	-	-	-
Collar	Jan 2018 - Dec 2018		USD	1,000	50.00	1,000	57.50	-	-	-	-	-
Put Spread	Apr 2017 - Dec 2017		USD	600	56.00	-	-	600	46.25	-	-	-
Put Spread	May 2017 - Dec 2017		USD	680	55.00	-	-	680	46.00	-	-	-
Put Spread	Jul 2017 - Dec 2017		USD	500	55.00	-	-	500	47.50	-	-	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	1,000	55.00	-
Swaption	Jan 2018 - Dec 2018	Dec 29, 2017	USD	-	-	-	-	-	-	1,000	48.75	-
WTI
3-Way Collar	Jan 2017 - Dec 2017		CAD	1,500	70.00	1,500	75.00	1,500	55.00	-	-	-
3-Way Collar	Jul 2017 - Dec 2017		USD	3,000	54.33	3,000	65.58	3,000	45.00	-	-	-
3-Way Collar	Jan 2018 - Jun 2018		USD	500	48.50	500	56.00	500	42.50	-	-	-
Swaption	Jan 2018 - Dec 2018	Dec 29, 2017	USD	-	-	-	-	-	-	1,000	54.00	-

North American Gas	Period	Exercise date (1)	Currency	Bought Put Volume (mmbtu/d)	Weighted Average Bought Put Price / mmbtu	Sold Call Volume (mmbtu/d)	Weighted Average Sold Call Price / mmbtu	Sold Put Volume (mmbtu/d)	Weighted Average Sold Put Price / mmbtu	Swap Volume (mmbtu/d)	Weighted Average Swap Price / mmbtu	Additional Swap Volume (mmbtu/d) (2)
AECO
Collar	Nov 2016 - Oct 2017		CAD	7,109	2.18	9,478	2.86	-	-	-	-	-
Collar	Nov 2016 - Dec 2017		CAD	9,478	2.33	9,478	3.02	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		CAD	4,739	2.37	4,739	3.25	-	-	-	-	-
Collar	Nov 2017 - Dec 2017		CAD	4,739	2.95	4,739	3.38	-	-	-	-	-
Swap	Nov 2016 - Dec 2017		CAD	-	-	-	-	-	-	2,370	2.99	-
Swap	Jan 2017 - Dec 2017		CAD	-	-	-	-	-	-	7,109	2.94	-
Swap	Apr 2017 - Oct 2017		CAD	-	-	-	-	-	-	7,109	3.01	-
Swap	Jun 2017 - Oct 2017		CAD	-	-	-	-	-	-	4,739	2.91	-
Swap	Nov 2017 - Dec 2017		CAD	-	-	-	-	-	-	7,109	3.35	-
Swap	Jan 2018 - Dec 2018		CAD	-	-	-	-	-	-	9,478	2.80	-
AECO Basis (AECO less NYMEX HH)
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	5,000	(0.75)	-
Swap	Oct 2017 - Dec 2018		USD	-	-	-	-	-	-	10,000	(1.03)	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	20,000	(0.95)	-
Swap	Jan 2019 - Jun 2020		USD	-	-	-	-	-	-	2,500	(0.93)	-
NYMEX HH
3-Way Collar	Oct 2017 - Dec 2018		USD	10,000	3.11	10,000	3.40	10,000	2.40	-	-	-
3-Way Collar	Jan 2018 - Dec 2018		USD	10,000	3.06	10,000	3.40	10,000	2.40	-	-	-
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	5,000	3.00	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	10,000	3.10	-
Swaption	Jan 2018 - Dec 2018	Oct 31, 2017	USD	-	-	-	-	-	-	5,000	3.10	-
(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

37

Vermilion Energy Inc.	2017 Third Quarter Report

European Gas	Period	Exercise date(1)	Currency	Bought Put Volume (mmbtu/d)	Weighted Average Bought Put Price / mmbtu	Sold Call Volume (mmbtu/d)	Weighted Average Sold Call Price / mmbtu	Sold Put Volume (mmbtu/d)	Weighted Average Sold Put Price / mmbtu	Swap Volume (mmbtu/d)	Weighted Average Swap price / mmbtu	Additional Swap Volume (mmbtu/d) (2)
NBP
3-Way Collar	Jan 2019 - Dec 2019		EUR	9,827	4.79	9,827	5.42	9,827	3.66	-	-	-
Collar	Oct 2016 - Dec 2017		GBP	5,000	3.25	10,000	4.07	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		GBP	5,000	3.30	7,500	3.77	-	-	-	-	-
Collar	Jan 2018 - Dec 2018		GBP	2,500	3.15	2,500	3.82	-	-	-	-	-
Swap	Jan 2017 - Dec 2017		GBP	-	-	-	-	-	-	2,500	4.22	2,500
Swap	Apr 2017 - Mar 2018		GBP	-	-	-	-	-	-	5,300	4.20	-
Swap	Jul 2017 - Dec 2017		GBP	-	-	-	-	-	-	2,500	3.95	-
Swap	Jan 2018 - Dec 2018		GBP	-	-	-	-	-	-	2,500	4.04	5,000
NBP Basis (NBP less NYMEX HH)
Collar	Jan 2017 - Dec 2017		USD	2,500	1.85	2,500	4.00	-	-	-	-	-
Collar	Jan 2019 - Sep 2020		USD	7,500	2.07	7,500	4.00	-	-	-	-	-
TTF
3-Way Collar	Oct 2017 - Dec 2019		EUR	7,370	4.59	7,370	5.42	7,370	2.93	-	-	-
3-Way Collar	Jan 2018 - Dec 2018		EUR	12,284	4.75	12,284	5.48	12,284	3.25	-	-	-
3-Way Collar	Jan 2018 - Dec 2019		EUR	3,685	4.74	3,685	5.52	3,685	3.13	-	-	-
3-Way Collar	Jan 2019 - Dec 2019		EUR	9,827	4.92	9,827	5.48	9,827	3.66	-	-	-
Collar	Jul 2016 - Mar 2018		EUR	2,457	5.61	4,913	6.90	-	-	-	-	-
Collar	Oct 2016 - Dec 2017		EUR	2,457	5.28	2,457	6.21	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		EUR	9,827	5.06	22,111	6.37	-	-	-	-	-
Collar	Jan 2018 - Dec 2018		EUR	4,913	4.40	4,913	5.31	-	-	-	-	-
Swap	Jul 2016 - Jun 2018		EUR	-	-	-	-	-	-	2,559	5.89	-
Swap	Jan 2017 - Dec 2017		EUR	-	-	-	-	-	-	2,457	5.32	2,457
Swap	Apr 2017 - Jun 2018		EUR	-	-	-	-	-	-	4,299	4.50	-
Swap	Oct 2017 - Dec 2018		EUR	-	-	-	-	-	-	17,197	4.80	-
Swap	Oct 2017 - Dec 2019		EUR	-	-	-	-	-	-	7,370	4.87	-
Swap	Jan 2018 - Dec 2019		EUR	-	-	-	-	-	-	1,228	5.00	-
Swap	Jan 2019 - Dec 2019		EUR	-	-	-	-	-	-	2,457	4.92	-
Swaption	Jul 2018 - Dec 2019	Oct 31, 2017	EUR	-	-	-	-	-	-	4,913	4.98	-

Fuel and Electricity	Period		Currency								Swap Volume (unit/d)	Weighted Average Swap price / unit
AESO (mwh)
Swap	Jan 2017 - Dec 2017		CAD								65	33.47

Interest Rate										Notional amount		Rate (%)
CDOR Swap	Sep 2015 - Sep 2019		CAD							100,000,000		1.00
CDOR Swap	Oct 2015 - Oct 2019		CAD							100,000,000		1.10

Cross Currency Interest Rate								Receive Notional amount (USD)	Rate (US%)		Pay Notional amount (CAD)	Rate (CAD%)
Swap	Oct 2017							629,493,264	2.94		775,800,000	2.58
(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

38

Vermilion Energy Inc.	2017 Third Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

	Three Months Ended			Nine Months Ended
By classification	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
($M)	2017	2017	2016	2017	2016
Drilling and development	75,837	57,681	41,039	228,682	175,108
Exploration and evaluation	15,545	1,194	-	17,464	418
Capital expenditures	91,382	58,875	41,039	246,146	175,526

Property acquisitions	20,976	993	10,391	24,589	19,811
Acquisitions	20,976	993	10,391	24,589	19,811

	Three Months Ended			Nine Months Ended
By category	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
($M)	2017	2017	2016	2017	2016
Land	483	1,103	(36)	3,031	1,496
Seismic	8,859	2,028	1,110	12,898	8,701
Drilling and completion	40,923	19,942	18,694	116,251	83,089
Production equipment and facilities	33,099	27,146	18,046	90,421	59,896
Recompletions	5,411	4,071	603	14,983	4,969
Other	2,607	4,585	2,622	8,562	17,375
Capital expenditures	91,382	58,875	41,039	246,146	175,526
Acquisitions	20,976	993	10,391	24,589	19,811
Total capital expenditures and acquisitions	112,358	59,868	51,430	270,735	195,337

	Three Months Ended			Nine Months Ended
Capital expenditures by country	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
($M)	2017	2017	2016	2017	2016
Canada	43,746	20,599	10,421	121,802	45,811
France	15,756	16,682	11,110	53,354	37,345
Netherlands	11,590	5,973	6,441	19,275	18,003
Germany	3,020	326	978	4,252	2,109
Ireland	1,101	(73)	2,416	224	7,664
Australia	10,154	9,158	6,908	22,750	54,674
United States	1,362	5,155	2,765	18,056	9,502
Corporate	4,653	1,055	-	6,433	418
Total capital expenditures	91,382	58,875	41,039	246,146	175,526

	Three Months Ended			Nine Months Ended
Acquisitions by country	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
($M)	2017	2017	2016	2017	2016
Canada	19,712	935	10,380	21,223	11,931
Netherlands	14	(16)	-	14	-
United States	1,250	49	11	3,312	5,558
Corporate	-	25	-	40	2,322
Total acquisitions	20,976	993	10,391	24,589	19,811

39

Vermilion Energy Inc.	2017 Third Quarter Report

Supplemental Table 4: Production

	Q3/17	Q2/17	Q1/17	Q4/16	Q3/16	Q2/16	Q1/16	Q4/15	Q3/15	Q2/15	Q1/15	Q4/14
Canada
Crude oil & condensate (bbls/d)	9,288	9,205	7,987	7,945	8,984	9,453	10,317	10,413	11,030	11,843	12,163	12,681
NGLs (bbls/d)	4,891	3,745	2,670	2,444	2,448	2,687	2,633	2,710	2,678	2,094	1,706	1,444
Natural gas (mmcf/d)	103.92	93.68	85.74	75.12	77.62	87.44	97.16	87.90	71.94	64.66	61.78	58.36
Total (boe/d)	31,499	28,563	24,947	22,910	24,368	26,713	29,141	27,773	25,698	24,713	24,165	23,851
% of consolidated	46%	43%	38%	38%	37%	42%	44%	45%	47%	48%	48%	49%
France
Crude oil (bbls/d)	10,918	11,368	10,834	11,220	11,827	12,326	12,220	12,537	12,310	12,746	11,463	11,133
Natural gas (mmcf/d)	-	-	0.01	0.38	0.42	0.54	0.44	1.36	1.47	1.03	-	-
Total (boe/d)	10,918	11,368	10,836	11,283	11,897	12,416	12,293	12,763	12,555	12,917	11,463	11,133
% of consolidated	16%	17%	17%	19%	19%	19%	19%	21%	22%	25%	23%	22%
Netherlands
Condensate (bbls/d)	74	104	76	57	86	96	114	110	109	112	63	81
Natural gas (mmcf/d)	34.90	31.58	39.92	41.15	47.62	49.18	53.40	56.34	53.56	32.43	36.41	31.35
Total (boe/d)	5,890	5,368	6,729	6,915	8,023	8,293	9,015	9,500	9,035	5,517	6,132	5,306
% of consolidated	9%	8%	10%	11%	13%	13%	14%	16%	16%	11%	12%	11%
Germany
Crude oil (bbls/d)	1,054	1,047	989	-	-	-	-	-	-	-	-	-
Natural gas (mmcf/d)	20.12	19.86	19.39	14.80	14.52	14.31	15.96	16.17	14.00	16.18	16.80	17.71
Total (boe/d)	4,407	4,357	4,220	2,467	2,420	2,385	2,660	2,695	2,333	2,696	2,801	2,952
% of consolidated	7%	6%	7%	4%	4%	4%	4%	4%	4%	5%	6%	6%
Ireland
Natural gas (mmcf/d)	49.04	63.81	64.82	62.92	59.28	47.26	33.90	0.12	-	-	-	-
Total (boe/d)	8,173	10,634	10,803	10,486	9,879	7,877	5,650	20	-	-	-	-
% of consolidated	12%	16%	17%	17%	16%	12%	9%	-	-	-	-	-
Australia
Crude oil (bbls/d)	5,473	6,054	6,581	6,388	6,562	6,083	6,180	7,824	6,433	5,865	5,672	6,134
% of consolidated	8%	9%	10%	10%	10%	9%	9%	13%	11%	11%	11%	12%
United States
Crude oil (bbls/d)	880	747	365	362	383	458	368	420	226	123	153	195
NGLs (bbls/d)	56	76	24	23	30	26	39	29	-	-	-	-
Natural gas (mmcf/d)	0.64	0.44	0.20	0.18	0.20	0.20	0.26	0.20	-	-	-	-
Total (boe/d)	1,043	896	422	414	447	518	450	483	226	123	153	195
% of consolidated	2%	1%	1%	1%	1%	1%	1%	1%	-	-	-	-
Consolidated
Crude oil, condensate
& NGLs (bbls/d)	32,634	32,346	29,526	28,439	30,320	31,129	31,871	34,043	32,786	32,783	31,220	31,668
% of consolidated	48%	48%	46%	47%	48%	48%	49%	56%	58%	63%	62%	64%
Natural gas (mmcf/d)	208.62	209.36	210.07	194.54	199.65	198.93	201.11	162.09	140.97	114.29	115.00	107.42
% of consolidated	52%	52%	54%	53%	52%	52%	51%	44%	42%	37%	38%	36%
Total (boe/d)	67,403	67,240	64,537	60,863	63,596	64,285	65,389	61,058	56,280	51,831	50,386	49,571

40

Vermilion Energy Inc.	2017 Third Quarter Report

	YTD 2017	2016	2015	2014	2013	2012
Canada
Crude oil & condensate (bbls/d)	8,831	9,171	11,357	12,491	8,387	7,659
NGLs (bbls/d)	3,776	2,552	2,301	1,233	1,666	1,232
Natural gas (mmcf/d)	94.52	84.29	71.65	55.67	42.39	37.50
Total (boe/d)	28,360	25,771	25,598	23,001	17,117	15,142
% of consolidated	42%	40%	46%	47%	41%	40%
France
Crude oil (bbls/d)	11,040	11,896	12,267	11,011	10,873	9,952
Natural gas (mmcf/d)	-	0.44	0.97	-	3.40	3.59
Total (boe/d)	11,041	11,970	12,429	11,011	11,440	10,550
% of consolidated	17%	19%	23%	22%	28%	28%
Netherlands
Condensate (bbls/d)	85	88	99	77	64	67
Natural gas (mmcf/d)	35.45	47.82	44.76	38.20	35.42	34.11
Total (boe/d)	5,992	8,058	7,559	6,443	5,967	5,751
% of consolidated	9%	13%	14%	13%	15%	15%
Germany
Crude oil (bbls/d)	1,030	-	-	-	-	-
Natural gas (mmcf/d)	19.79	14.90	15.78	14.99	-	-
Total (boe/d)	4,329	2,483	2,630	2,498	-	-
% of consolidated	7%	4%	5%	5%	-	-
Ireland
Natural gas (mmcf/d)	59.16	50.89	0.03	-	-	-
Total (boe/d)	9,861	8,482	5	-	-	-
% of consolidated	15%	13%	-	-	-	-
Australia
Crude oil (bbls/d)	6,032	6,304	6,454	6,571	6,481	6,360
% of consolidated	9%	10%	12%	13%	16%	17%
United States
Crude oil (bbls/d)	666	393	231	49	-	-
NGLs (bbls/d)	52	29	7	-	-	-
Natural gas (mmcf/d)	0.43	0.21	0.05	-	-	-
Total (boe/d)	789	457	247	49	-	-
% of consolidated	1%	1%	-	-	-	-
Consolidated
Crude oil, condensate & NGLs (bbls/d)	31,512	30,433	32,716	31,432	27,471	25,270
% of consolidated	47%	48%	60%	63%	67%	67%
Natural gas (mmcf/d)	209.35	198.55	133.24	108.85	81.21	75.20
% of consolidated	53%	52%	40%	37%	33%	33%
Total (boe/d)	66,404	63,526	54,922	49,573	41,005	37,803

41

Vermilion Energy Inc.	2017 Third Quarter Report

NON-GAAP FINANCIAL MEASURES

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see CAPITAL DISCLOSURES in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statement of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in FINANCIAL POSITION REVIEW.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures.  We use free cash flow to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. We also assess free cash flow as a percentage of fund flows from operations, which is a measure of the percentage of fund flows from operations that is retained for incremental investing and financing activities.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the VIP as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, dispositions, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

42

Vermilion Energy Inc.	2017 Third Quarter Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

	Three Months Ended			Nine Months Ended
	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
($M)	2017	2017	2016	2017	2016
Dividends declared	78,293	77,858	75,465	232,744	222,974
Shares issued for the Dividend Reinvestment Plan	(23,929)	(29,241)	(50,912)	(88,676)	(149,418)
Net dividends	54,364	48,617	24,553	144,068	73,556
Drilling and development	75,837	57,681	41,039	228,682	175,108
Exploration and evaluation	15,545	1,194	-	17,464	418
Asset retirement obligations settled	1,749	2,120	2,066	6,118	6,290
Payout	147,495	109,612	67,658	396,332	255,372

	As at
	Sep 30,	Jun 30,	Sep 30,
('000s of shares)	2017	2017	2016
Shares outstanding	121,585	120,947	117,386
Potential shares issuable pursuant to the VIP	2,868	2,847	2,797
Diluted shares outstanding	124,453	123,794	120,183

43

Vermilion Energy Inc.	2017 Third Quarter Report

CONSOLIDATED BALANCE SHEET
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Sep 30,	Dec 31,
	Note	2017	2016
ASSETS
Current
Cash and cash equivalents		42,199	62,775
Accounts receivable		125,022	131,719
Crude oil inventory		14,345	14,528
Derivative instruments		26,009	4,336
Prepaid expenses		21,423	12,548
		228,998	225,906

Derivative instruments		5,564	1,157
Deferred taxes		89,343	152,046
Exploration and evaluation assets	4	288,779	274,830
Capital assets	3	3,398,253	3,433,245
		4,010,937	4,087,184

LIABILITIES
Current
Accounts payable and accrued liabilities		203,305	181,557
Dividends payable	7	26,141	25,426
Derivative instruments		17,810	47,660
Income taxes payable		50,980	36,219
		298,236	290,862

Derivative instruments		4,464	27,484
Long-term debt	6	1,301,757	1,362,192
Finance lease obligation		17,201	19,628
Asset retirement obligations	5	550,336	525,022
Deferred taxes		277,315	283,533
		2,449,309	2,508,721

SHAREHOLDERS’ EQUITY
Shareholders’ capital	7	2,627,368	2,452,722
Contributed surplus		69,788	101,788
Accumulated other comprehensive income		58,467	30,339
Deficit		(1,193,995)	(1,006,386)
		1,561,628	1,578,463
		4,010,937	4,087,184

APPROVED BY THE BOARD

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

44

Vermilion Energy Inc.	2017 Third Quarter Report

CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended		Nine Months Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,
	Note	2017	2016	2017	2016
REVENUE
Petroleum and natural gas sales		248,505	232,660	781,497	622,900
Royalties		(16,994)	(12,969)	(50,935)	(39,285)
Petroleum and natural gas revenue		231,511	219,691	730,562	583,615

EXPENSES
Operating		61,832	54,825	177,027	162,569
Transportation		10,800	9,696	31,462	29,946
Equity based compensation	9	12,858	15,642	45,492	49,746
Loss (gain) on derivative instruments		15,475	(13,864)	(91,164)	(406)
Interest expense		13,400	14,150	43,603	42,547
General and administration		12,114	12,295	38,432	41,365
Foreign exchange loss (gain)		7,126	(4,972)	(30,499)	(4,415)
Other (income) expense		(14)	106	(68)	46
Accretion	5	6,850	6,341	19,980	18,475
Depletion and depreciation	3, 4	120,826	143,556	362,504	401,147
Impairment		-	-	-	14,762
		261,267	237,775	596,769	755,782
(LOSS) EARNINGS BEFORE INCOME TAXES		(29,756)	(18,084)	133,793	(172,167)

TAXES
Deferred		1,998	(6,883)	49,315	(28,418)
Current		7,437	3,274	30,865	12,270
		9,435	(3,609)	80,180	(16,148)

NET (LOSS) EARNINGS		(39,191)	(14,475)	53,613	(156,019)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(5,407)	38,963	28,128	(29,893)
COMPREHENSIVE (LOSS) INCOME		(44,598)	24,488	81,741	(185,912)

NET (LOSS) EARNINGS PER SHARE
Basic		(0.32)	(0.12)	0.45	(1.36)
Diluted		(0.32)	(0.12)	0.44	(1.36)

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		121,280	116,814	120,152	114,975
Diluted		121,280	116,814	121,963	114,975

45

Vermilion Energy Inc.	2017 Third Quarter Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended		Nine Months Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,
	Note	2017	2016	2017	2016
OPERATING
Net (loss) earnings		(39,191)	(14,475)	53,613	(156,019)
Adjustments:
Accretion	5	6,850	6,341	19,980	18,475
Depletion and depreciation	3, 4	120,826	143,556	362,504	401,147
Impairment		-	-	-	14,762
Unrealized loss (gain) on derivative instruments		24,198	(332)	(78,950)	63,050
Equity based compensation		12,858	15,642	45,492	49,746
Unrealized foreign exchange loss (gain)		3,016	(2,899)	(31,082)	(1,665)
Unrealized other expense		200	24	440	131
Deferred taxes		1,998	(6,883)	49,315	(28,418)
Asset retirement obligations settled	5	(1,749)	(2,066)	(6,118)	(6,290)
Changes in non-cash operating working capital		12,574	12,818	27,961	(5,662)
Cash flows from operating activities		141,580	151,726	443,155	349,257

INVESTING
Drilling and development	3	(75,837)	(41,039)	(228,682)	(175,108)
Exploration and evaluation	4	(15,545)	-	(17,464)	(418)
Property acquisitions	3, 4	(20,976)	(10,391)	(24,589)	(19,811)
Changes in non-cash investing working capital		11,341	(15,715)	6,496	(18,325)
Cash flows used in investing activities		(101,017)	(67,145)	(264,239)	(213,662)

FINANCING
Borrowings (repayments) on the revolving credit facility	6	43,829	(44,138)	(444,930)	147,529
Issuance (repayment) of senior unsecured notes	6	-	-	391,906	(225,000)
Decrease in finance lease obligation		(1,246)	(1,112)	(3,627)	(3,005)
Cash dividends		(54,227)	(24,291)	(143,353)	(72,395)
Cash flows used in financing activities		(11,644)	(69,541)	(200,004)	(152,871)
Foreign exchange (loss) gain on cash held in foreign currencies		(2,444)	1,182	512	(2,983)

Net change in cash and cash equivalents		26,475	16,222	(20,576)	(20,259)
Cash and cash equivalents, beginning of period		15,724	5,195	62,775	41,676
Cash and cash equivalents, end of period		42,199	21,417	42,199	21,417

Supplementary information for cash flows from operating activities
Interest paid		18,057	8,628	41,234	49,353
Income taxes paid (refunded)		995	(9,968)	16,104	(15,447)

46

Vermilion Energy Inc.	2017 Third Quarter Report

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Nine Months Ended
	Sep 30,	Sep 30,
	2017	2016
SHAREHOLDERS' CAPITAL
Balance, beginning of period	2,452,722	2,181,089
Shares issued for the Dividend Reinvestment Plan	88,676	149,418
Vesting of equity based awards	69,743	67,146
Equity based compensation	7,749	6,700
Share-settled dividends on vested equity based awards	8,478	3,242
Balance, end of period	2,627,368	2,407,595
CONTRIBUTED SURPLUS
Balance, beginning of period	101,788	107,946
Equity based compensation	37,743	43,046
Vesting of equity based awards	(69,743)	(67,146)
Balance, end of period	69,788	83,846
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	30,339	113,647
Currency translation adjustments	28,128	(29,893)
Balance, end of period	58,467	83,754
DEFICIT
Balance, beginning of period	(1,006,386)	(544,023)
Net earnings (loss)	53,613	(156,019)
Dividends declared	(232,744)	(222,974)
Share-settled dividends on vested equity based awards	(8,478)	(3,242)
Balance, end of period	(1,193,995)	(926,258)

TOTAL SHAREHOLDERS' EQUITY	1,561,628	1,648,937

Please refer to Financial Statement Note 7 (Shareholders’ Capital) and Note 9 (Equity Based Compensation) for additional information.

47

Vermilion Energy Inc.	2017 Third Quarter Report

notes to the CONDENSED Consolidated INTERIM Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting” and have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2016, which are contained within Vermilion’s Annual Report for the year ended December 31, 2016 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on October 26, 2017.

2. SEGMENTED INFORMATION

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

	Three Months Ended September 30, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Drilling and development	43,746	14,071	4,548	855	1,101	10,154	1,362	-	75,837
Exploration and evaluation	-	1,685	7,042	2,165	-	-	-	4,653	15,545
Oil and gas sales to external customers	77,238	66,100	21,258	15,663	28,218	35,257	4,771	-	248,505
Royalties	(6,653)	(6,399)	(360)	(2,261)	-	-	(1,321)	-	(16,994)
Revenue from external customers	70,585	59,701	20,898	13,402	28,218	35,257	3,450	-	231,511
Transportation	(4,485)	(3,434)	-	(1,603)	(1,252)	-	(26)	-	(10,800)
Operating	(22,071)	(13,148)	(4,498)	(3,477)	(5,717)	(12,292)	(629)	-	(61,832)
General and administration	(2,239)	(2,543)	(510)	(1,708)	(670)	(1,675)	(935)	(1,834)	(12,114)
PRRT	-	-	-	-	-	(4,345)	-	-	(4,345)
Corporate income taxes	-	(1,396)	(1,983)	-	-	(193)	-	480	(3,092)
Interest expense	-	-	-	-	-	-	-	(13,400)	(13,400)
Realized gain on derivative instruments	-	-	-	-	-	-	-	8,723	8,723
Realized foreign exchange loss	-	-	-	-	-	-	-	(4,110)	(4,110)
Realized other income	-	-	-	-	-	-	-	214	214
Fund flows from operations	41,790	39,180	13,907	6,614	20,579	16,752	1,860	(9,927)	130,755

48

Vermilion Energy Inc.	2017 Third Quarter Report

	Three Months Ended September 30, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Drilling and development	10,421	11,110	6,441	978	2,416	6,908	2,765	-	41,039
Oil and gas sales to external customers	64,453	65,221	23,470	6,783	26,065	44,835	1,833	-	232,660
Royalties	(4,817)	(7,069)	(312)	(246)	-	-	(525)	-	(12,969)
Revenue from external customers	59,636	58,152	23,158	6,537	26,065	44,835	1,308	-	219,691
Transportation	(3,978)	(3,586)	-	(556)	(1,576)	-	-	-	(9,696)
Operating	(15,579)	(12,933)	(4,854)	(3,321)	(4,695)	(13,011)	(432)	-	(54,825)
General and administration	(3,010)	(4,590)	633	(1,657)	(955)	(1,289)	(918)	(509)	(12,295)
PRRT	-	-	-	-	-	272	-	-	272
Corporate income taxes	-	955	(1,264)	-	-	(2,916)	-	(321)	(3,546)
Interest expense	-	-	-	-	-	-	-	(14,150)	(14,150)
Realized gain on derivative instruments	-	-	-	-	-	-	-	13,532	13,532
Realized foreign exchange gain	-	-	-	-	-	-	-	2,073	2,073
Realized other expense	-	-	-	-	-	-	-	(82)	(82)
Fund flows from operations	37,069	37,998	17,673	1,003	18,839	27,891	(42)	543	140,974

	Nine Months Ended September 30, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,546,888	822,316	207,330	288,348	667,006	247,296	75,166	156,587	4,010,937
Drilling and development	121,802	51,530	12,233	2,087	224	22,750	18,056	-	228,682
Exploration and evaluation	-	1,824	7,042	2,165	-	-	-	6,433	17,464
Oil and gas sales to external customers	236,381	189,325	67,146	49,798	109,537	118,305	11,005	-	781,497
Royalties	(23,957)	(17,966)	(1,075)	(4,857)	-	-	(3,080)	-	(50,935)
Revenue from external customers	212,424	171,359	66,071	44,941	109,537	118,305	7,925	-	730,562
Transportation	(12,532)	(10,152)	-	(5,043)	(3,709)	-	(26)	-	(31,462)
Operating	(58,088)	(36,670)	(14,231)	(14,151)	(14,619)	(37,967)	(1,301)	-	(177,027)
General and administration	(7,064)	(9,326)	(1,666)	(5,687)	(1,803)	(5,001)	(3,067)	(4,818)	(38,432)
PRRT	-	-	-	-	-	(16,247)	-	-	(16,247)
Corporate income taxes	-	(8,208)	(3,644)	-	-	(2,781)	-	15	(14,618)
Interest expense	-	-	-	-	-	-	-	(43,603)	(43,603)
Realized gain on derivative instruments	-	-	-	-	-	-	-	12,214	12,214
Realized foreign exchange loss	-	-	-	-	-	-	-	(583)	(583)
Realized other income	-	-	-	-	-	-	-	508	508
Fund flows from operations	134,740	107,003	46,530	20,060	89,406	56,309	3,531	(36,267)	421,312

	Nine Months Ended September 30, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,507,693	816,731	186,524	154,699	807,534	258,257	54,953	129,026	3,915,417
Drilling and development	45,811	37,345	18,003	2,109	7,664	54,674	9,502	-	175,108
Exploration and evaluation	-	-	-	-	-	-	-	418	418
Oil and gas sales to external customers	182,294	174,937	74,729	20,755	66,429	98,483	5,273	-	622,900
Royalties	(14,085)	(20,399)	(1,168)	(2,077)	-	-	(1,556)	-	(39,285)
Revenue from external customers	168,209	154,538	73,561	18,678	66,429	98,483	3,717	-	583,615
Transportation	(11,888)	(10,775)	-	(2,494)	(4,789)	-	-	-	(29,946)
Operating	(53,382)	(38,518)	(15,136)	(8,420)	(13,498)	(32,602)	(1,013)	-	(162,569)
General and administration	(9,791)	(14,000)	(1,363)	(6,559)	(3,249)	(4,402)	(2,747)	746	(41,365)
PRRT	-	-	-	-	-	-	-	-	-
Corporate income taxes	-	-	(6,724)	-	-	(4,819)	-	(727)	(12,270)
Interest expense	-	-	-	-	-	-	-	(42,547)	(42,547)
Realized gain on derivative instruments	-	-	-	-	-	-	-	63,456	63,456
Realized foreign exchange gain	-	-	-	-	-	-	-	2,750	2,750
Realized other income	-	-	-	-	-	-	-	85	85
Fund flows from operations	93,148	91,245	50,338	1,205	44,893	56,660	(43)	23,763	361,209

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Vermilion Energy Inc.	2017 Third Quarter Report

Reconciliation of fund flows from operations to net (loss) earnings

	Three Months Ended		Nine Months Ended
($M)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Fund flows from operations	130,755	140,974	421,312	361,209
Accretion	(6,850)	(6,341)	(19,980)	(18,475)
Depletion and depreciation	(120,826)	(143,556)	(362,504)	(401,147)
Impairment	-	-	-	(14,762)
Unrealized (loss) gain on derivative instruments	(24,198)	332	78,950	(63,050)
Equity based compensation	(12,858)	(15,642)	(45,492)	(49,746)
Unrealized foreign exchange (loss) gain	(3,016)	2,899	31,082	1,665
Unrealized other expense	(200)	(24)	(440)	(131)
Deferred taxes	(1,998)	6,883	(49,315)	28,418
Net (loss) earnings	(39,191)	(14,475)	53,613	(156,019)

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

($M)	2017
Balance at January 1	3,433,245
Additions	228,682
Property acquisitions	24,549
Changes in asset retirement obligations	(4,329)
Depletion and depreciation	(355,315)
Foreign exchange	71,421
Balance at September 30	3,398,253

4. EXPLORATION AND EVALUATION ASSETS

 The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	2017
Balance January 1	274,830
Additions	17,464
Property acquisitions	40
Changes in asset retirement obligations	1,092
Depreciation	(6,396)
Foreign exchange	1,749
Balance September 30	288,779

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	2017
Balance at January 1	525,022
Additional obligations recognized	3,007
Changes in estimates	(112)
Obligations settled	(6,118)
Accretion	19,980
Changes in discount rates	(6,132)
Foreign exchange	14,689
Balance at September 30	550,336

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Vermilion Energy Inc.	2017 Third Quarter Report

6. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	Sep 30, 2017	Dec 31, 2016
Revolving credit facility	933,137	1,362,192
Senior unsecured notes	368,620	-
Long-term debt	1,301,757	1,362,192

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at September 30, 2017 was $375.8 million.

The following table reconciles the change in Vermilion’s long-term debt:

($M)	2017
Balance at January 1	1,362,192
Repayments on the revolving credit facility	(444,930)
Issuance of senior unsecured notes	391,906
Amortization of transaction costs and prepaid interest	1,889
Foreign exchange	(9,300)
Balance at September 30	1,301,757

Revolving Credit Facility

At September 30, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following terms:

	As at
	Sep 30,	Dec 31,
($M)	2017	2016
Total facility amount	1,400,000	2,000,000
Amount drawn	(933,137)	(1,362,192)
Letters of credit outstanding	(3,900)	(20,100)
Unutilized capacity	462,963	617,708

The facility is extendable from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins. As at September 30, 2017, a 1% increase in the average Canadian prime interest rate would decrease comprehensive income before tax by $6.2 million (and vice versa).

In April 2017, as a result of proceeds from the issuance of the senior unsecured notes and projected liquidity requirements, Vermilion elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at September 30, 2017, the revolving credit facility was subject to the following financial covenants:

		As at
		Sep 30,	Dec 31,
Financial covenant	Limit	2017	2016
Consolidated total debt to consolidated EBITDA	4.0	1.99	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.40	2.32
Consolidated total senior debt to total capitalization	55%	32%	46%

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Vermilion Energy Inc.	2017 Third Quarter Report

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under International Financial Reporting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation”.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on the balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

As at September 30, 2017 and December 31, 2016, Vermilion was in compliance with the above covenants.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

7. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

	Shares
Shareholders’ Capital	('000s)	Amount ($M)
Balance as at January 1	118,263	2,452,722
Shares issued for the Dividend Reinvestment Plan	1,929	88,676
Vesting of equity based awards	1,060	69,743
Shares issued for equity based compensation	163	7,749
Share-settled dividends on vested equity based awards	170	8,478
Balance as at September 30	121,585	2,627,368

Dividends declared to shareholders for the nine months ended September 30, 2017 were $232.7 million (2016 - $223.0 million).

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue, Vermilion declared dividends totalling $26.2 million or $0.215 per share.

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Vermilion Energy Inc.	2017 Third Quarter Report

8. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to annualized fund flows from operations:

	Three Months Ended		Nine Months Ended
($M except as indicated)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Long-term debt	1,301,757	1,312,652	1,301,757	1,312,652
Current liabilities	298,236	246,498	298,236	246,498
Current assets	(228,998)	(215,227)	(228,998)	(215,227)
Net debt	1,370,995	1,343,923	1,370,995	1,343,923

Fund flows from operations	130,755	140,974	421,312	361,209
Annualized fund flows from operations	523,020	563,896	561,749	481,612

Ratio of net debt to annualized fund flows from operations	2.6	2.4	2.4	2.8

9. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2017
Opening balance	1,738
Granted	539
Vested	(539)
Forfeited	(49)
Closing balance	1,689

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Vermilion Energy Inc.	2017 Third Quarter Report

10. FINANCIAL INSTRUMENTS

The following table summarizes the increase (positive values) or decrease (negative values) to comprehensive income before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Sep 30, 2017
Currency risk - Euro to Canadian
5% increase in strength of the Canadian dollar against the Euro	541
5% decrease in strength of the Canadian dollar against the Euro	(541)

Currency risk - US $ to Canadian
5% increase in strength of the Canadian dollar against the US $	16,556
5% decrease in strength of the Canadian dollar against the US $	(16,556)

Commodity price risk - crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(18,422)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	13,596

Commodity price risk - European natural gas
€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(28,256)
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	31,022

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Vermilion Energy Inc.	2017 Third Quarter Report

CORPORATE INFORMATION

DIRECTORS

Lorenzo Donadeo [1]
Calgary, Alberta

Larry J. Macdonald [2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Stephen P. Larke [3,4]

Calgary, Alberta

Loren M. Leiker [6]

Houston, Texas

William F. Madison [5,6]
Sugar Land, Texas

Timothy R. Marchant [5,6]
Calgary, Alberta

Anthony Marino
Calgary, Alberta

Robert Michaleski [3,4]

Calgary, Alberta

Sarah E. Raiss [4,5]

Calgary, Alberta

William Roby [5,6]

Katy, Texas

Catherine L. Williams [3,4]
Calgary, Alberta

[1] Chairman of the Board

[2] Lead Director

[3]  Audit Committee

[4]  Governance and Human Resources Committee

[5]  Health, Safety and Environment Committee

[6]  Independent Reserves Committee

ABBREVIATIONS

$M thousand dollars

$MM million dollars

AECO the daily average benchmark price for natural gas at the AECO

‘C’ hub in Alberta

bbl(s) barrel(s)

bbls/d barrels per day

boe barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d barrel of oil equivalent per day

GJ       gigajoules

HH       Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana mbbls thousand barrels

mcf thousand cubic feet

mmbtu million British thermal units

mmcf/d million cubic feet per day

MWh megawatt hour

NBP the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.

NGLs natural gas liquids, which includes butane, propane, and ethane

PRRT Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

TTF the price for natural gas in the Netherlands at the Title Transfer Facility Virtual Trading Point.

WTI West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

OFFICERS AND KEY PERSONNEL

CANADA
Anthony Marino
President & Chief Executive Officer

Curtis W. Hicks

Executive Vice President & Chief Financial Officer

Mona Jasinski

Executive Vice President, People and Culture

Michael Kaluza

Executive Vice President & Chief Operating Officer

Dion Hatcher

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Jenson Tan

Vice President Business Development

Daniel Goulet

Director Corporate HSE

Bryce Kremnica

Director Field Operations - Canada Business Unit

Kyle Preston

Director Investor Relations

Mike Prinz

Director Information Technology & Information Systems

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Daniel G. Anderson

Managing Director - U.S. Business Unit

Timothy R. Morris

Director U.S. Business Development - U.S.

Business Unit

EUROPE

Gerard Schut

Vice President European Operations

Darcy Kerwin

Managing Director - France Business Unit

Scott Seatter

Managing Director - Netherlands Business Unit

Albrecht Moehring

Managing Director - Germany Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Alberta Treasury Branches

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

HSBC Bank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Wells Fargo Bank N.A., Canadian Branch

Barclays Bank PLC

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Director Investor Relations

403-476-8431 TEL

403-476-8100 FAX
1-866-895-8101 IR TOLL FREE
investor_relations@vermilionenergy.com

55

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com